Confidential

February 18, 2014

Barbara C. Jacobs, Assistant Director

Maryse Mills-Apenteng, Special Counsel

Ji Kim, Attorney-Adviser

Craig Wilson, Senior Assistant Chief Accountant

David Edgar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Weibo Corporation

CIK No. 1595761

Response to the Staff’s Comment Letter Dated February 5, 2014

Dear Ms. Jacobs, Ms. Mills-Apenteng, Ms. Kim, Mr. Wilson and Mr. Edgar:

On behalf of our client, Weibo Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 5, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

February 18, 2014

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on January 9, 2014, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s financial statements for the full year 2013 and the Company’s recent developments.

General

1.	We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Staff’s comment is noted. The Company confirms that it will include the estimated price range, estimated size of the offering and all other required information in subsequent amendments to its Form F-1 prior to any distribution of preliminary prospectuses as soon as such information becomes available.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act. The Company further confirms that no broker or dealer that is participating or will participate in the Company’s offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act. The Company will provide the Staff with the requested written communications and research reports in connection with the proposed offering, if any.

February 18, 2014

3.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations available on our website.

In response to the Staff’s comment, the Company confirms that it will submit the proposed artwork as soon as it is ready.

4.	We note your extensive use of industry jargon and acronyms. Please revise your disclosure, to the extent possible, to eliminate industry jargon and to replace acronyms, such as CPM, CPE, VIE, and ICP, among others, with concise, readily understandable phrases that describe the concepts you seek to convey. Please define each acronym the first time it is used.

In response to the Staff’s comment, the Company has revised the disclosure to eliminate industry jargon and replace acronyms, including CPM, CPE, ICP and others. The Company respectfully submits that VIE is a widely understood acronym used in both offering documents and the financial press, particularly in relation to companies with operations in China. Therefore, the Company defines “VIE” the first time it appears and uses VIE throughout the prospectus.

5.	Wherever you provide an amount in RMB, please provide the U.S. Dollar equivalent. See, for example, pages 65, 140, and 141.

In response to the Staff’s comment, the Company has revised the disclosure to provide the U.S. dollar equivalent in each place where an RMB amount is given.

Facing Page

6.	Please disclose the name and address of your agent in the United States. Refer to Item 4.A.4 of Form 20-F.

The Company respectfully advises the Staff that it will appoint an agent in the United States and provide the required information no later than the first public filing of the registration statement.

Prospectus Summary

Our Business, page 1

7.	Please include a prominent discussion of your relationship with your parent company SINA whose chief executive and financial officers are also your chief executive and financial officers. Discuss your status as a “controlled company” given SINA’s majority ownership of your ordinary shares and your plan to rely on the “controlled company” exemptions from certain corporate governance requirements.

In response to the Staff’s comment, the Company has provided the requested disclosure on pages 2 and 110. Regarding the Company’s chief executive officer and chief financial officer, please see the response to comment 20 below.

February 18, 2014

8.	Please provide support for your statement that you are a “leading social media platform.”

In response to the Staff’s comment, the Company has provided in Annex A copies of documents supporting the statement that the Company is a “leading social media platform.” The specific portions of these documents are also marked for your easy reference. The Company further advises the Staff that all of these documents are publicly available.

9.	Please provide support for the following descriptions of your business on page 1 and clarify the standard or measure on which you base your claims:

•	By providing “an unprecedented and simple way” for people to express themselves, “Weibo has had a profound impact in China….”

•	“Weibo has become a cultural phenomenon in China.”

•	“For many people in China, Weibo is a life-changing experience….”

•	“Weibo is also fundamentally changing the media industry in China….”

In response to the Staff’s comment, the Company has provided in Annex B copies of documents supporting some of the descriptions above, including “unprecedented and simple” and “cultural phenomenon.” The specific portions of these documents are also marked for your easy reference. The Company further advises the Staff that all of these documents are publicly available. In addition, the Company has also revised some of the descriptions above, including “life-changing” and “fundamentally changing,” to conform more closely to plain English style.

10.	Please expand your disclosure to discuss in greater detail and in quantitative terms your revenue sources. Clarify, if true, that you do not generate revenues from users or platform partners. If you generate revenues from these sources, disclose whether the amounts generated are material. Further explain the differences among users, platform partners, and customers and the extent to which there is overlap among these categories.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 110 of the Revised Draft Registration Statement.

11.	Please revise your disclosure throughout to avoid using vague terms, such as “extraordinary,” “real difference,” “profound” and the like in describing your business services. We refer, for example, to statements such as “[p]eople can accomplish extraordinary things through Weibo” (page 4). To the extent possible, describe your services and the impact of your services using more precise, objective, and quantitative terms.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Revised Draft Registration Statement to describe its services and the impact of its services using more objective terms.

February 18, 2014

12.	Please disclose in the Prospectus Summary that your financial statements were prepared on a carve-out basis.

The Company respectfully advises the Staff that its combined and consolidated financial statements are full financial statements that have already reflected all direct and indirect costs and expenses of operating the Weibo business, in compliance with SAB Topic 1B. The reference to the “carve-out” basis in other areas of the filing is intended to indicate that some parts of the Weibo business were facilitated by SINA and that the financial statements have reflected those revenues, costs and expenses. The Company has revised the disclosure on pages 2 and 110 of the Revised Draft Registration Statement.

Corporate History and Structure, page 8

13.	Please include a cross-reference to the more detailed discussion of your corporate history and structure beginning on page 64 of your prospectus.

In response to the Staff’s comment, the Company has added the requested cross-reference on page 10 of the Revised Draft Registration Statement.

Conventions Which Apply to this Prospectus, page 10

14.	Please clarify, consistent with your disclosure on page 24, that a user may have more than one account and that the MAU and DAU metrics therefore could count the same user more than once. Disclose also that these internal statistics have not been independently verified. Provide similar clarifying disclosure in your Management’s Discussion and Analysis and Business sections. In addition, please clarify in the glossary that “MAU” and “DAU” refer to monthly active users and daily active users, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 12 and 79 of the Revised Draft Registration Statement.

Risk Factors, page 17

General

15.	Please tell us what consideration you have given to including a risk factor discussing the recent recommendation by the Commission’s Administrative Law Judge that your accounting firm, PricewaterhouseCoopers Zhong Tian LLP, be suspended from auditing U.S.-listed companies for six months, and the impact this may have on your financial statements and operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 50 of the Revised Draft Registration Statement.

February 18, 2014

Risks Related to Our Business

“If we are unable to compete effectively for user traffic…,” page 18

16.	Please disclose any recent declines in user traffic and user engagement and discuss any material impact on your operating results.

In response to the Staff’s comment, the Company confirms that it has not observed recent declines in user traffic or user engagement. The Company has updated the disclosure on pages 3 and 79 to show that its monthly active users increased from 123.1 million for September 2013 to 129.1 million for December 2013 and its average daily active users increased from 58.9 million for September 2013 to 61.4 million for December 2013.

The China Internet Network Information Center, or CNNIC, issued a report in Chinese in January 2014 entitled “China Internet Development Statistical Report” which reported that the number of microblog users in China and the percentage of internet users in China who used microblogs had declined from 2012 to 2013. Because weibo is the Chinese word for “microblog” and Chinese characters do not distinguish between proper nouns (“Weibo” meaning Weibo Corporation) and common nouns (“weibo” meaning microblog), some media sources misunderstood the CNNIC report to mean that the Company had experienced a decline in user traffic in 2013. One media source that had a relatively clear explanation stated:

The China Internet Network Information Center (CNNIC) released a report on Jan. 16 in which it said that the number of Weibo users had dropped by 9.2%, or 27.83 million last year. The market misinterpreted the Weibo or microblog users mentioned in the report as Sina Weibo users … The report was related to all Weibo users, including Sina, Tencent, Sohu and NetEase, rather than just Sina Weibo users alone.

http://www.wantchinatimes.com/news-subclass-cnt.aspx?id=20140128000142&cid=1102

In response to the CNNIC report and the reaction to it, the Company has revised the disclosure on pages 22, 50 and 51 of the Revised Draft Registration Statement.

February 18, 2014

“We expect to generate a significant portion of our advertising and marketing…,” page 21

17.	You have included a projection of the revenues that you expect to generate in connection with your alliance with Alibaba. Please explain and disclose the basis for presenting this projection, including the assumptions used to support your projection. Alternatively, revise to remove this disclosure. See General Instruction C.4 of Form 20-F.

In response to the Staff’s comment, the Company respectfully explains that the projection of $387 million is based on a contractual term contained in the Business Cooperation Agreement dated April 29, 2013, between Weimeng and an affiliate of Alibaba Group. This agreement states that Alibaba commits to purchase from the Company and SINA up to RMB2.3 billion of advertising services for their own products and services and/or on behalf of their merchants, subject to the Company’s provision of sufficient advertising resources. SINA’s portion is not to exceed 15%. The Company will file a translation of this agreement as an exhibit to the registration statement. The disclosure on pages 23 and 73 assumes that the Company will meet the condition for the purchase commitment from Alibaba.

18.	Please include a cross-reference to the discussion of your relationship with Alibaba on page 70.

In response to the Staff’s comment, the Company has added the requested cross-reference on page 23 of the Revised Draft Registration Statement.

“Privacy concerns relating to our products and services…,” page 22

19.	You disclose that in Hong Kong, you are prohibited from collecting user information without a user’s prior consent. Please explain the impact such restrictions in Hong Kong and other jurisdictions with similar prohibitions have had on the effectiveness of your social interest graphs and your ability to sell advertising to your customers.

The Company respectfully advises the Staff that less than 1% of its revenues are generated in Hong Kong and other jurisdictions with similar prohibitions, and consequently that such prohibitions have had no significant effect on the Company’s business or financial performance.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 26 of the Revised Draft Registration Statement.

February 18, 2014

“Our business and growth could suffer…,” page 25

20.	We note that members of your executive team and your board of directors also serve on the executive team and board of directors of SINA, your parent company. In particular, your chief executive officer, Charles Chao, also serves as SINA’s chief executive officer, and your chief financial officer, Herman Yu, also serves as SINA’s chief financial officer. Please explain how you plan to handle potential conflicts of interest with respect to areas of business that potentially overlap with SINA and whether you have any policies in this regard. Please also disclose whether you carry key man insurance on your key employees.

The Company respectfully advises the Staff that it has appointed a separate chief executive officer of the Company as indicated in the Revised Draft Registration Statement. In addition, the Company has hired a new chief financial officer with the necessary finance and accounting background and expects the new chief financial officer to join the Company in the near future. As the Company is a consolidated, majority-owned subsidiary of SINA, Mr. Yu, who has been SINA’s chief financial officer since 2007, is very familiar with and will continue to oversee the Company’s financial and accounting matters. As disclosed on page 72 of the Revised Draft Registration Statement, the Company will enter into a non-competition agreement with SINA effective upon the completion of this offering that is designed to handle potential conflicts of interest with respect to areas of business that potentially overlap with SINA. The Company also affirms that it will adopt a code of ethics and business conduct for all of its directors and executive officers that will cover, inter alia, conflicts of interest that arise due to their potential or actual interests in other companies, including SINA.

As disclosed on page 137 of the Revised Draft Registration Statement, the Company does not carry key-man insurance on its key employees.

Risks Related to Our Carve-out from SINA and Our Relationship with SINA, page 29

Risks Relating to Our Corporate Structure, page 33

21.	We note that your contractual arrangements may not be as effective in providing control over Beijing Weimeng Technology Co., Ltd (the “VIE”) as direct ownership due to uncertainties in the interpretation and enforcement of PRC laws and regulations. We further note that such uncertainties could limit your ability to enforce your contractual arrangements and you may lose effective control over the VIE and assets owned by your VIE and its subsidiary. Please revise to clarify that a loss of control would result in deconsolidation of the VIE and its subsidiary.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Revised Draft Registration Statement.

“If the PRC government finds…,” page 33

22.	We note your statement that “[i]n the opinion of [y]our PRC counsel” your current ownership structure, the ownership structure of your subsidiary, and the VIE are in compliance with PRC law, as well as your statement in the following risk factor that you have been “advised by your PRC counsel” that your contractual relationships with the VIE are valid, binding, and enforceable under PRC law. Please name your PRC counsel in the prospectus and file as an exhibit to your registration statement a copy of your PRC counsel’s opinion, as well as counsel’s written consent to being named in the prospectus and to your references to the opinion in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Revised Draft Registration Statement. The Company is submitting as Exhibit 99.2 to the Revised Draft Registration Statement a copy of PRC counsel’s opinion, which includes counsel’s written consent to being named in the prospectus and to the references to its opinion in the prospectus.

February 18, 2014

Risks Relating to Doing Business in China

“Regulation and censorship of information disseminated over the internet…,” page 35

23.	Please discuss how the regulation and censorship of information disseminated over the internet in China has impacted your user base, your users’ engagement with your platform and your ability to monetize your users’ activity.

The Company respectfully advises the Staff that government policy may have impacted some users, but the Company is not able to isolate the impact of the censorship policy on its user base because the Company’s overall user base and user engagement are growing and because usage of the Company’s platform tends to fluctuate based on the occurrence of major media events. In response to the Staff’s comment, the Company has revised the referenced risk factor on page 38 to disclose that the regulation and censorship may have potential adverse impact on the Company.

“We and/or our Hong Kong subsidiary may be classified…,” page 40

24.	Please make clear here, or elsewhere as appropriate, the basis for your belief that you should not be treated as a resident enterprise and include an assessment of your business under the four conditions discussed in this risk factor.

The Company respectfully advises the Staff that it believes that neither the Company nor its Hong Kong subsidiary is a PRC resident enterprise because neither the Company nor its Hong Kong subsidiary meets all of the conditions enumerated in the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies. For example, board and shareholders’ resolutions of the Company and its Hong Kong subsidiary are adopted outside of mainland China and the minutes and related files are kept outside of mainland China. In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Revised Draft Registration Statement.

Special Note Regarding Forward-Looking Statements and Industry Data, page 56

25.	We note your statement in this section that you “have not independently verified” the data and estimates obtained from industry publications and reports. Please note that if you choose to utilize industry data in a prospectus, you adopt such information and are responsible for the content. Accordingly, please revise the text in this section as necessary so that you do not suggest that you could lack a reasonable belief as to the completeness and accuracy of the industry data you elect to include in your filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Revised Draft Registration Statement.

February 18, 2014

26.	Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the second sentence of this section beginning, “[a]ll statements other than statements of historical facts…,” appears to be overly broad. Please narrow your statement accordingly or remove it.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Revised Draft Registration Statement.

Use of Proceeds, page 57

27.	Please discuss the interest rate and maturity applicable to your loan from SINA. To the extent the indebtedness was incurred within the past year, please discuss the uses of the loan proceeds. Refer to Item 3.C.4 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Revised Draft Registration Statement to discuss the interest rate and maturity applicable to the loans from SINA. The net balance of the loans decreased from $393.4 million as of December 31, 2012, to $267.7 million as of December 31, 2013, as shown in the Revised Draft Registration Statement.

Corporate History and Structure, page 64

28.	Please include a cross-reference to the risk factor subsection “Risks Relating to Our Corporate Structure.”

In response to the Staff’s comment, the Company has added the requested cross-reference on page 67 of the Revised Draft Registration Statement.

29.	Disclose here, consistent with your disclosure on page 41, that you rely principally on dividends and other distributions from your subsidiary for your cash needs.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Revised Draft Registration Statement.

February 18, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 74

30.	We note that in September 2013 over 70% of your average DAUs accessed Weibo from mobile devices. We also note from disclosure in other areas of the filing that mobile revenues accounted for over 28% of your advertising and marketing revenues in the first nine months of 2013. Please tell us what consideration was given to disclosing the percentage of your average DAUs that accessed Weibo from mobile devices in the comparable period. Also, in light of the disproportionate relationship between the percentage of mobile users and the percentage of mobile revenues, tell us what consideration was given to disclosing revenue per DAU and revenue per MAU by platform, to the extent management uses such metrics. Refer to SEC Release 33-8350.

In response to the Staff’s comment, the Company would like to clarify that the figure of 70% represents the number of DAUs that access Weibo from mobile devices at least once during the day in question. That is to say, if a user accesses Weibo from a PC and from a mobile device at different times on the same day, then this user is included among users who have accessed Weibo from a mobile device on that particular day in calculating the 70% figure. As the Staff’s comment suggests that the original wording may have been unclear, the Company has revised the disclosure in each place where the 70% figure is cited to clarify this point. Given the foregoing, the Company respectfully submits that the 70% number cannot be compared directly to the 28% number. The percentage of DAUs that access Weibo from mobile devices is useful as a measure of the degree to which users are open to experiencing Weibo on mobile devices, but it does not measure the percentage of the Company’s actual or potential advertising inventory associated with mobile devices.

The Company affirms that the management of the Company does not use revenue per DAU nor revenue per MAU by platform in managing the Company’s business or evaluating its performance. As stated in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) section, the Company has a very short history of monetizing its platform and is still exploring the most effective ways of monetization without adversely affecting user experience. The Company generates advertising and marketing revenues principally from PC-based social display solutions, which it introduced in 2012, and to a lesser extent from mobile-enabled promoted marketing arrangements such as promoted feeds, which it launched in the second quarter of 2013. The Company believes that metrics based on average revenue per user by platform would largely reflect the Company’s own efforts in developing its inventory and therefore does not use such metrics. However, the Company has revised the disclosure to include a discussion on average revenue per user for advertising and marketing revenues on Page 80.

February 18, 2014

Trends in Our User Metrics, page 77

31.	We note the following metrics disclosed in your overview section: the number of registered user accounts to date, the number of feeds shared by users in December 2013, the number of advertising and marketing customers for the nine months ended September 30, 2013, and the number of platform partners to date. However, you have not provided comparative metrics for prior periods, or changes therein. Please revise to disclose comparative metrics for the periods presented in the filing. Given the prominence of these metrics in your Management’s Discussion and Analysis overview, they would appear to be key performance indicators necessary to an understanding of trends in your business. Refer to Section III.B.1 of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement to add comparative metrics for the number of advertising and marketing customers, in addition to updating the numbers previously disclosed. (The Company had no customers in 2011 because it only began to generate revenue in 2012, and it had no customers aside from key accounts in 2012 because it only introduced advertising and marketing products for small-and-medium enterprises and individuals in 2013.) The Company respectfully submits that number of registered user accounts to date is not a key performance indicator and the Company has deleted that metric from the Revised Draft Registration Statement. In addition, the Company has removed the number of feeds shared by users and the number of platform partners from the MD&A section as the Company does not view these as key indicators of the Company’s financial performance for the same reasons stated in the Company’s response to comment 30.

32.	Please explain the difference between tier 1 cities and tier 2 cities in China.

The Company respectfully advises the Staff that the term “tier 1 cities” is commonly understood to include only four cities: Beijing, Shanghai, Guangzhou and Shenzhen. The scope of “tier 2 cities” is less precisely delineated, but it is commonly understood to include a couple dozen other large cities, mostly in the more developed coastal regions of China. For its internal purposes the Company classifies 21 cities in China as tier 2. Residents of tier 1 cities are early adopters of new technology and are influential in setting social trends, but this is also true of residents of tier 2 cities compared to residents of lower-tier cities and the rest of the country, and the Company does not draw a sharp distinction between tier 1 and tier 2 cities for purposes of marketing or strategy.

Key Components of Results of Operations, page 78

33.	You disclose on page 128 that you have local distributors that target SMEs throughout China. Please describe the fee arrangements, if any, you may have with these distributors and how such arrangements impact your cost of revenue or sales and marketing expense.

The Company respectfully advises the Staff that the Company provides two types of incentives, inventory rebates and marketing funds, to distributors based on their achieving quarterly key performance targets. Key performance targets include the sales made and the number of new customers developed by a distributor in a given quarter. A distributor who achieves its key performance indicators will receive rebates and/or marketing funds. Rebates are given in the form of advertising inventory while marketing funds are only used to reimburse the actual eligible expense of promoting the Company’s products and developing new customers incurred by the distributor upon the Company’s approval. The rebate is deducted from the Company’s revenue and thus does not impact cost of sales, and the marketing funds are recorded as marketing expenses. The Company first began providing marketing funds in 2013, and for the year ended December 31, 2013, marketing funds were responsible for $0.6 million in marketing expenses, or approximately 1% of sales and marketing expenses for that year.

February 18, 2014

Results of Operations for the Years Ended December 31, 2011 and 2012 and Nine Months Ended September 30, 2012 and 2013

Gross profit (loss), page 81

34.	For what appears to be a key component of your results of operations, tell us why a discussion of gross profit (loss) is not necessary to understand your results of operations.

The Company respectfully advises the Staff that it does not consider gross profit (loss) to be a key component of its results of operations. The management of the Company does not view gross profit (loss) as a key performance indicator. The Company believes that investors place less emphasis on gross profit (loss) when evaluating social media and social networking companies either, but rather focus more on revenue and other financial measures. The Company notes that comparable companies, such as Twitter and Facebook, with similar components of costs of revenue do not discuss gross profit or gross margin in their period-on-period comparisons.

As the Company has disclosed on page 82, its cost of revenues consists mainly of costs associated with the maintenance of its platform, which mainly include bandwidth and other infrastructure costs, labor costs and turnover tax levied on its revenues. Aside from turnover tax, the other components of cost of revenues are relatively fixed in relation to revenues. As a result, the Company’s gross margin has changed dramatically from 2011, when it had significant cost of revenues but no revenues, to 30.0% in 2012 and 68.2% in 2013.

As the Company does not consider gross profit particularly significant for understanding the Company’s business or financial performance, and the Company does not believe that it should be given undue prominence, the Company has removed the gross profit line from the Revised Draft Registration Statement and revised the disclosure in the MD&A section accordingly.

Revenues

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Other revenues, page 82

35.	We note that the increase was “mainly due to relatively low revenues for game-related services and VIP membership in 2012 as [you] only began to monetize [y]our platform during the first half of 2012.” Please revise to provide additional detail, including quantification, of the types of revenue including in this category. For example, please quantify changes in the VIP memberships or game-related revenue accompanied by an explanation for relevant changes such as the change in the number of paying game players or changes in price and volume. Refer to SEC Release 33-8350 and Form 20-F, Part I. Item 5.A.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Revised Draft Registration Statement.

February 18, 2014

Liquidity and Capital Resources, page 85

36.	We note that substantially all of your future revenues are likely to continue to be in the form of RMB, and the inability to convert RMB into foreign currencies or remit foreign currency out of China may impact your liquidity, among other things. As of the most recent balance sheet date please revise to disclose, by respective denominations, the amount of cash located in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose the amount of cash held by your VIE and its subsidiary separately from the amount of cash held by other entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Revised Draft Registration Statement.

37.	We note you have disclosed sources and amounts of your cash flows. However it is not clear that you have disclosed within this section the nature and extent of any legal or economic restrictions on the ability of subsidiaries or your parent to transfer funds to the company in the form of cash dividends, other payments, loans or advances and the impact such restrictions have had or are expected to have on the ability of the company to meet its cash obligations. In addition, you should disclose the SINA debt arrangement terms, currency and interest rate structure and any restrictions on use of funds. Revised disclosure should also give consideration to the currencies in which cash and cash equivalents are held and the extent to which borrowings are at fixed or variable rates. See Form 20-F, Part I Item 5.B Liquidity and Capital Resources.

In response to the Staff’s comment, the Company has revised the disclosure on pages 89 and 90 of the Revised Draft Registration Statement.

38.	We note material increases and changes in your consolidated statements of financial position and results over the reported periods. However it is not clear that you have addressed the disclosures required by Form 20-F, Part I Item 5.D. Trend Information. Please revise as applicable.

In response to the Staff’s comment, the Company has revised the MD&A section where necessary and appropriate and affirms that it has addressed the disclosures required by Form 20-F, Part I Item 5.D. Trend Information in several parts of the MD&A section. The Company supplementally explains that the material increases and changes in its consolidated statements of financial position and results over the reported periods are related to the fact that the Company has grown rapidly in the period of only a few years and only began to generate revenues in the first half of 2012.

February 18, 2014

Industry, page 99

39.	Please provide us with the relevant portions of the industry research reports you cite, such as the data from the China Internet Network Information Center, Euromonitor, World Cellular Information Service, ZenithOptimedia, CTR Market Research and iResearch, among others. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please advise whether any of the third-party reports and studies identified throughout the prospectus were commissioned for you or any of your affiliates. If so, please clarify this fact in the forepart of the prospectus summary. Please also disclose the name and date of each industry report or study cited throughout the prospectus.

In response to the Staff’s comment, the Company has provided in Annex C copies of each report and other backup documents supporting the various industry-related statements in the Revised Draft Registration Statement. The specific portions of these documents are also marked for the Staff’s easy reference. The Company further advises the Staff that all of these backup documents, including the industry research reports, are publicly available. The Company has also revised the Industry section to include the name and date of industry reports cited.

The Emergence and Increasing Importance of Social Media in China, page 100

40.	Please revise to include the names of the companies for each of the logos that appear in the graphic on page 100. We also note that the upper right quadrant of the graphic appears to contain a logo that is indecipherable.

In response to the Staff’s comment, the Company has revised the graphic on page 105.

Management

Directors and Executive Officer, page 147

41.	Please discuss any arrangement or understanding with your major shareholders or others pursuant to which any director or executive officer was selected as a director or executive officer. See Item 4 of Form F-1 and Item 6.A.5 of Form 20-F. In this regard we note your directors and executive officers’ relationship with SINA.

In response to the Staff’s comment, the Company confirms that there are no arrangements or understandings with the Company’s major shareholders or others pursuant to which any director or executive officer was selected as a director or executive officer except for Ali WB’s board appointment right described on page 156. As disclosed on page 156, the holders of a simple majority of the Company’s ordinary and preferred shares (on an as-converted basis) have the right to appoint any person to be a director. Each of the Company’s directors has been elected by the holders of a simple majority of the Company’s ordinary and preferred shares (on an as-converted basis), and each of the Company’s executive officers has been appointed by the board of directors. As disclosed on page 156, Ali WB will have the right to appoint a number of directors in proportion to the percentage of its ownership in the Company if it exercises its option in full, but as it has not exercised its option, it currently cannot exercise this right.

February 18, 2014

Compensation of Directors and Executive Officers, page 150

42.	We note that you have disclosed compensation paid to your executive officers on an aggregate basis. Please supplementally confirm to us that you are not required to disclose the annual compensation of your executive officers on an individual basis under Cayman Islands or PRC law and that you have not otherwise publicly disclosed this information. Also, in this section, disclose the aggregate amount set aside or accrued by you for pension or other retirement benefits for your named executive officers and directors for the most recently completed fiscal year. See Item 4(a) of Form F-1 and Item 6.B of Form 20-F.

The Company confirms that it is not required to disclose the annual compensation of its executive officers on an individual basis under Cayman Islands or PRC law and that it has not otherwise publicly disclosed this information. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 158 of the Revised Draft Registration Statement to disclose that no amount has been set aside or accrued by it for pension or other retirement benefits for its named executive officers and directors for the most recently completed fiscal year.

Related Party Transactions

Transactions with SINA, page 155

43.	We note your disclosure of the contributions from SINA, as well as the amounts due, and liabilities accrued, to SINA. Please revise to disclose the nature and extent of the transactions underlying these payments. Please also revise to disclose the terms of the loans from SINA, including the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. Refer to Item 7.B of Form 20-F. Please also file the loan agreement that governs the loan from SINA as an exhibit to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that, as disclosed in page 163, deemed contribution from SINA of $5.3 million in 2011 and $4.6 million in 2013 relates to the step acquisition of Weibo Interactive. These amounts were transferred to amount due to SINA when the legal transfer of Weibo Interactive was completed in December 2013. The remaining $8.5 million deemed contribution from SINA represented the interest waived for the interest charged prior to Alibaba’s investment in the Company in April 2013. “Amount due to SINA” is calculated based on actual spending incurred by SINA for the development of the Company’s business, adjusted by amounts repaid by the Company at each period end and presented as “Amount due to SINA” in the combined and consolidated balance sheets. The combined and consolidated statements of loss and comprehensive loss reflected a charge for interest on amount due to SINA, as well as on amounts included as accrued liabilities due to SINA, at prevailing market interest rates by reference to the three month time deposit rate of The People’s Bank of China, which ranged from 2.55% to 3.05%. There is no written loan agreement signed by SINA and the Company, and there is no fixed repayment date. In response to the Staff’s comment, the Company has revised the disclosure on page 163 and page F-24.

February 18, 2014

Description of Share Capital

Ordinary Shares, page 157

44.	We note your statement that all of your outstanding shares are fully paid and non-assessable. This disclosure is a legal determination that should be made by counsel. Please revise or advise.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 165 to indicate that this statement is made on the advice of the Company’s Cayman Islands counsel.

Combined and Consolidated Statements of Loss and Comprehensive Loss, page F-5

45.	We note from disclosure in note 9 that advertising and marketing services provided to Alibaba are related party transactions. Please revise to label revenues from such transactions as related party revenues on the face of the combined and consolidated statements of loss and comprehensive loss. Refer to Rule 4-08(k)(1) of Regulation S-X.

The Company respectfully advises the Staff that it has revised the name of the line item to “Related party Alibaba” on the face of the combined and consolidated statements of loss and comprehensive loss.

Note 1. Operations and reorganization

Reorganization, page F-8

46.	We note that the table reflects 100% ownership of the VIE and its subsidiary by the company. However, it appears based on other disclosures in the filing that these entities are controlled by contract. Please revise accordingly or explain why revision is not necessary.

In response to the Staff’s comment, the Company has revised the disclosure on page F-8.

February 18, 2014

Basis of Presentation for the Reorganization, page F-10

47.	We note that the combined and consolidated financial statements include the assets, liabilities, revenue, expenses, and cash flows that were directly attributable to the Weibo business. We further note from disclosure in other areas of the filing that the combined and consolidated financial statements included in the prospectus were prepared on a “carve-out” basis. Please explain with disclosure why full financial statements were not provided as required by Regulation S-X. To the extent it is impracticable for you to provide full financial statements, please revise to include an explanation for that impracticability.

The Company respectfully advises the Staff that its combined and consolidated financial statements are full financial statements that reflect all assets, liabilities, revenues and direct and indirect costs and expenses of operating the Weibo business, in compliance with SAB Topic 1B. The references to the “carve-out” basis in other areas of the filing are intended to indicate that some parts of the Weibo business were facilitated by SINA (for example, some of the advertising contracts of Weibo from which revenues have been recognized in the Company’s combined and consolidated financial statements were signed with the customers by SINA entities), but they are not intended to imply that these are not full financial statements. In response to the Staff’s comment, the Company has revised the disclosure in the Prospectus Summary to clarify the basis of preparation of the combined and consolidated financial statements

Combination and Consolidation, page F-10

48.	We note the table, which sets forth the assets, liabilities, results of operations, and changes in cash and cash equivalents of the VIE includes a total only for liabilities and the net change in cash. Please revise to disclose the liabilities and the cash flows of the VIE on a more disaggregated basis. Also, revise to disclose any significant related party transactions pertaining to the VIE. Lastly, describe the recognized and unrecognized revenue-producing assets that are held by the VIE which may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-2AA.d and 5A.d.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-11 and F-12. The Company further advises the Staff that the unrecognized revenue-producing assets held by the VIE include the Internet Content Provision License and Online Culture Operating Permit, as disclosed in “Corporate History and Structure” on page 67. The other unrecognized revenue-producing assets held by the VIE include the domain names of weibo.com, weibo.cn and weibo.com.cn. Recognized revenue-producing assets includes customer lists, game platform technology and the non-compete agreement, which were acquired upon the acquisition of Weibo Interactive as disclosed on page F-25. Unrecognized revenue-producing assets, including customer lists and trademarks, are held by the WFOE.

February 18, 2014

49.	We note that Weibo Technology has the right to determine the service fee to be charged to VIE under these agreements by considering, among other things, the technical complexity of the service, the actual cost that may be incurred for providing such service, the operations of VIE, applicable tax rates, planned capital expenditure, and business strategies. We further note that the amount of such fee was $54.5 million for the nine months ended September 30, 2013. Please revise to disclose the amount of such fees for prior periods, if any, and describe how the fees were determined.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did not charge the VIE service fees for the years ended December 31, 2011 and 2012, as the Company had just started commercialization of its business in 2012 and the VIE was in an accumulated loss position. The Company further advises the Staff that the Company, through its wholly owned subsidiary Weibo Technology, has the de facto right to determine the service fees to be charged to its VIE. The Company has revised the disclosure on page F-12.

50.	We note your disclosure that “uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the company’s ability to enforce these contractual arrangements.” Please revise to also state that these risks could lead to deconsolidation of the VIE.

In response to the Staff’s comment, the Company has revised the disclosure on page F-13.

Note 2. Significant Accounting Policies

Revenue recognition

Advertising and marketing revenues, page F-16

51.	We note that revenue from display advertisements placed on your platform for particular periods of time is recognized ratably over the contract period. Please revise to disclose the customary periods, or a range of periods, over which revenue is recognized.

The Company respectfully advises that the contract period for display advertisements placed on the Weibo platform is short, typically no more than three months. The Company has revised the disclosure on page F-16.

52.	We note your disclosure that advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes. Please tell us how your allocation method is consistent with the ASC 605-25-25-2 which requires that arrangement consideration be allocated among the separate units of accounting based on their relative selling prices.

The Company respectfully advises that its advertising revenues with multiple-element arrangements relate to its display advertising arrangements, which allow customers to place advertisements on particular areas of the Company’s platform in particular formats and over particular periods of time. Over 99% of advertising revenues are related to elements delivered in the same year or over the same pattern of delivery, and less than 1% of advertising revenues had multiple-element arrangements that spanned into the next financial year and had a different delivery pattern. For multiple-element arrangements which are delivered in the same accounting period or have all of the elements delivered in the same pattern, revenues are recognized ratably over the contract period. In accounting for multiple-element arrangements that have different delivery patterns, the Company considers each format of advertising to be a separate unit of accounting as the criteria of ASC 605-25-25-5 are satisfied and determines the fair value of each element of deliverable primarily based on vendor-specific objective evidence of selling price as required by ASC 605-25-30-2. For the deliverables that have not been sold separately, management’s best estimate of the selling price will be used. See the Company’s response to comment 53 below. As a result, while the Company follows ASC 605-25-30-2 in allocating arrangement consideration, it also respectfully advises the Staff that the impact of determining fair value for each element of multiple-element arrangements to the financial statements is not currently significant to its revenue recognition.

February 18, 2014

53.	We note that for deliverables that have not been sold separately your best estimate of the selling price (“BESP”) is used. Please revise to disclose a more detailed explanation of how you determine BESP including any factors, trends, inputs, techniques or assumptions that you incorporate into your analysis. Refer to ASC 605-25-50-2(e).

The Company respectfully advises the Staff that for deliverables that have not been sold separately, the best estimate of the selling price takes into consideration the pricing of advertising areas of the Company’s platform with similar popularity and advertisements with similar format. For each period presented, the Company respectfully advises that it considers the impact of revenue recognized with “BESP” to the financial statements to be insignificant.

Other revenues, page F-16

54.	We note that game-related revenues from the sale of virtual currency, and ultimately virtual items, through your game platform are recognized over the estimated consumption period which is typically from a few days to one month after the purchase of in-game credits. Please explain how you establish what is meant by the “consumption period.” Please tell us how you considered whether any virtual items purchased by game players are of a durable nature and if so, describe how you recognize revenue for such items.

The Company respectfully advises the Staff that the consumption period represents the period from the point when Weibo Credits are converted into in-game credits to the point when all of the purchased in-game virtual items are consumed. The Company assesses the estimated consumption period periodically, taking into consideration the actual consumption information, the types of virtual items offered in the game and user behaviour patterns, including average recharge interval and estimated user relationship on the game. The Company has considered the items with a durable nature in estimating the consumption period and the Company respectfully advises that it considers the impact to the financial statements to be insignificant. The Company will revise in future filings to provide additional details on the estimated consumption period of durable items, should the related revenue become material to its operations.

February 18, 2014

55.	Please explain to us what is meant that game developers “have reasonable latitude to establish the prices of virtual items.” In this regard, tell us what pricing latitude the company has in the virtual item pricing.

The Company respectfully advises the Staff that game developers set the ratio of Weibo Credit to in-game credits together with Weibo. Game developers also have the sole discretion to set the price of in-game virtual items. Therefore, the Company respectfully advises the Staff that the Company has little pricing latitude in determining the pricing of virtual items.

Note 3. Investment in Weibo, page F-25

56.	Please tell us and revise the note under the caption “Amount due to SINA” to disclose the terms and conditions of the debt arrangement.

The Company respectfully advises the Staff that the “Amount due to SINA” is calculated based on actual spending incurred by SINA for the development of the Weibo business, adjusted by amounts repaid by the Company at each period end and presented as “Amount due to SINA” in the combined and consolidated balance sheets. The combined and consolidated statements of loss and comprehensive loss reflected a charge for interest on amount due to SINA, as well as on amounts included as accrued liabilities due to SINA, at prevailing market interest rates by reference to the three month time deposit rate of The People’s Bank of China, which ranged from 2.55% to 3.05%. There is no fixed repayment date. In response to the Staff’s comment, the Company has revised the disclosure on page F-24.

February 18, 2014

Note 5. Equity Investment and Step-Up Acquisition, F-26

57.	Please provide us with the computation supporting the “Remeasurement gain upon obtaining control” of Weibo Interactive in the amount of $3,116,000. Tell us how the remeasurement gain computation complies with ASC 805-10-25-10. Explain the basis for using a discounted cash flow method at the acquisition date as the fair value price, which is the price that would be received to sell in an orderly transaction between market participants at the measurement date.

The Company respectfully advises the Staff that since there are no readily available actual transactions or offers for economically comparable business assets available as of the acquisition date to value the previously held non-controlling equity method interest, it utilized the discounted cash flow method to determine the fair value of that interest. The Company did not believe it appropriate to simply mathematically calculate the fair value of a pre-existing non-controlling interest solely on the basis of extrapolating the $4.6 million paid in 2013 for the remaining 45% controlling interest, although it did consider that information in corroborating the fair values derived from its discounted cash flow analysis. The discounted cashflow method also considers factors like economic conditions, industry conditions and comparable companies’ financial information. In accordance with ASC 805-10-25-10, in a business combination achieved in stages, the Company remeasured its previously held 55% equity interest in Weibo Interactive at its acquisition-date fair value and recognized the resulting gain or loss, if any, in earnings. Please refer to the computation below:

As of acquisition date
(In thousands)
Fair value of previously held 55% equity interest	5,445
Carrying amount of the 55% equity interest	2,329

Remeasurement gain upon obtaining control	3,116

The Company notes that extrapolating the $4.6 million paid for the 45% interest yields a total amount of $10.2 million, or $5.6 million for a 55% stake, which is materially consistent with the $5.4 million value estimated using the discounted cash flow model.

Note 14. Financial Instruments, page F-38

58.	We note that the option liability was measured using significant unobservable inputs (Level 3) when determining its fair value and we also note your disclosure the key inputs used to determine the fair value. However, you do not include the estimated fair value of your ordinary shares at the valuation date. Please tell us whether you consider this to be a key input and if so, revise accordingly. Also, revise to include a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement. Refer to ASC 820-10-50-2.

The Company respectfully advises the Staff that it will include the fair value of its ordinary shares as a key input into the table on F-38. In response to the Staff’s comment, the Company has revised the disclosure on page F-38.

Item 16. Exhibits and Financial Statement Schedules, page II-6

59.	Please file all exhibits as soon as possible. We must review these documents before the registration statement is declared effective and we may have additional comments.

The Company confirms that it will file all exhibits as soon as possible.

February 18, 2014

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or by e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Elton Yeung, by telephone at +86-10-6533-2008, or by email at elton.yeung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

/s/ Z. Julie Gao

Very truly yours,

Z. Julie Gao

Enclosures

cc:	Charles Chao, Chairman, Weibo Corporation

Gaofei Wang, Chief Executive Officer, Weibo Corporation

Herman Yu, Acting Chief Financial Officer, Weibo Corporation

Elton Yeung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Alan Seem, Shearman & Sterling LLP

Annex A

Response to Comment 8 - Supporting Materials

Statement in Form F-1	Supporting Document	Item No. in Supporting Document
"Weibo is a **leading social media platform** for people to create, distribute and discover Chinese-language content" on Page 1 of the draft Registration Statement on Form F-1.	Source A: Page 3 of the BNP Paribas Report entitled "Rising Weibo monetisation" by Vey-Sern Ling dated January 21, 2014.	Source A
	Source B: Page 5 of the BNP Paribas Report entitled "Rising Weibo monetisation" by Vey-Sern Ling dated January 21, 2014.	Source B
	Source C: Online Stock Investment Strategy 2014 ("2014 年互联网股票投资展望" in Chinese) by iResearch dated December 2013.	Source C
	Source D: Article entitled "Chinese courts launch weibo trial updates to promote openness" dated November 28, 2013 on China.org.cn available via the following hyperlink: http://www.china.org.cn/video/2013-11/28/content_30731382.htm	Source D
	Source E: Article entitled "Sina joins UnionPay to boost services" dated January 24, 2014 on China.org.cn available via the following hyperlink: http://www.china.org.cn/business/2014-01/24/content_31293758.htm	Source E

1

Statement in Form F-1	Supporting Document	Item No. in Supporting Document
	Source F: Sina Weibo Active Users Increased Sharply by 34.47 million during Chinese New Year ("新浪微博活跃度春节激增 3447 万人参与互动" in Chinese) dated February 7, 2014 available via the following hyperlink: http://news.sina.com.cn/m/2014-02-07/180529409818.shtml	Source F
	Source G: Page 1 of the article entitled "Dynamics of Trends and Attention in Chinese Social Media" by Louis Lei Yu, Sitaram Asur, and Bernardo A. Huberman available via the following hyperlink: http://arxiv.org/pdf/1312.0649.pdf	Source G
	Source H: Page 2 of the article entitled "Facebook remains top social network, Google+, YouTube battle for second" by Steven J. Vaughan-Nichols available via the following hyperlink: http://www.zdnet.com/facebook-remains-top-social-network-google-youtube-battle-for-second-7000015303/	Source H

2

Statement in Form F-1	Supporting Document	Item No. in Supporting Document
	Source I: Article entitled "Sina's Solid Q4 Shows Competition Fears Overblown" dated February 21, 2013 on Forbes available via the following hyperlink: http://www.forbes.com/sites/junhli/2013/02/21/sinas-solid-q4-shows-competition-fears-overblown/	Source I
	Source J: Article entitled "Social Sharing Data Report" dated November 2013 available via the following hyperlink: http://www.jiathis.com/report/html/145	Source J
	Source K: Credit Suisse Research Report dated September 26, 2013	Source K
	Source L: Credit Suisse Research Report dated September 26, 2013	Source L
	Source M: Research report entitled "China: Technology: Internet" issued by Goldman Sachs dated May 10, 2013	Source M
	Source N: Research report entitled "China: Technology: Internet" issued by Goldman Sachs dated May 10, 2013	Source N

3

21 JANUARY 2014

Source A; Source B

SINA CORP SINA US

BUY

TARGET PRICE	USD97.00
CLOSE	USD75.02
UP/DOWNSIDE	+29.3%

HOW WE DIFFER FROM CONSENSUS		MARKET RECS	
TARGET PRICE (%)	3.3	POSITIVE	24
EPS 2013 (%)	(4.6)	NEUTRAL	5
EPS 2014 (%)	(2.1)	NEGATIVE	3

Rising Weibo monetisation

- **Strong revenue growth in 2014E**
  We forecast 29% revenue growth for Sina in 2014 on an 89% y-y rise in Weibo revenues. We expect Weibo revenue growth to be driven by its strategic alliance with Alibaba Group (Not listed) and better utilisation of available advertising inventory on mobile and newsfeed.

- **Expanding operating margins**
  We expect a significant improvement in Sina's non-GAAP operating margins in 2014E to 17% (+8ppt y-y) driven by rising Weibo revenues and relatively stable investments into the Weibo platform. Weibo operating loss narrowed to USD4.8m in 3Q13 from USD11.6m in 2Q13, and we expect operating breakeven by 4Q13.

- **Initiate at BUY with a SOTP-based target price of USD97.0**
  We assign USD1b to Sina's portal business, USD3.5b to its 71% stake in Weibo, USD600m to its investments, and USD1.4b to cash.

- **Reasonable valuations relative to global peers**
  Our valuation of USD5b for Sina's Weibo platform implies a USD32 value/MAU, 4.7x less than the USD152 implied by Twitter's (TWTR US, Not rated) current market capitalization. Bloomberg consensus estimates for Twitter imply USD4.9 sales/MAU for 2014 vs our USD2.3 estimate for Weibo.

Operating margin likely to rise significantly

(USD m)
Non-Weibo operating profit (LHS)
Weibo operating profit (LHS)
Op margin – non-GAAP (RHS)
(%)
350
250
150
50
(50)
(150)
35
25
15
5
(5)
(15)
2011
2012
2013E
2014E
2015E

Sources: Sina; BNP Paribas estimates

KEY STOCK DATA

YE Dec (USD m)	2012A	2013E	2014E	2015E
Revenue	529	664	854	1,020
Rec. net profit	32	29	123	213
Recurring EPS (USD)	0.48	0.43	1.84	3.18
EPS growth (%)	(110.3)	(9.5)	325.2	73.4
Recurring P/E (x)	157.3	173.8	40.9	23.6
Dividend yield (%)	0.0	0.0	0.0	0.0
EV/EBITDA (x)	89.9	71.4	21.4	10.9
Price/book (x)	4.4	2.8	2.6	2.3
Net debt/Equity (%)	(62.3)	(72.4)	(69.1)	(71.0)
ROE (%)	2.9	2.0	6.5	10.2

Jan-13
Apr-13
Jul-13
Oct-13
Jan-14
99
89
79
69
59
49
(USD)
70
50
30
10
(10)
(%)
Sina Corp
Rel to MSCI China

Share price performance	1 Month	3 Month	12 Month
Absolute (%)	(3.0)	(14.8)	39.4
Relative to country (%)	(0.2)	(13.0)	44.9

Next results	February 2014
Mkt cap (USD m)	5,014
3m avg daily turnover (USD m)	231.7
Free float (%)	97
Major shareholder	Thornburg Inv Mgt (7%)
12m high/low (USD)	91.07/46.26
3m historic vol. (%)	45.4
ADR ticker	-
ADR closing price (USD)	-
Issued shares (m)	67

Sources: Bloomberg consensus; BNP Paribas estimates

Vey-Sern Ling
vey-sern.ling@asia.bnpparibas.com
+852 2825 1802

Alen Lin
alen.lin@asia.bnpparibas.com
+852 2825 1801

Our research is available on Thomson One, Bloomberg, TheMarkets.com, Factset and on http://eqresearch.bnpparibas.com/index. Please contact your salesperson for authorisation. Please see the important notice on the back page.

BNP PARIBAS | The bank for a changing world

PREPARED BY NON-US BROKER-DEALER(S): BNP PARIBAS SECURITIES (ASIA) LTD
THIS MATERIAL HAS BEEN APPROVED FOR U.S DISTRIBUTION. ANALYST CERTIFICATION AND IMPORTANT DISCLOSURES CAN BE FOUND AT APPENDIX ON PAGE 19

Sina Corp SINA US Source A Vey-Sern Ling

Initiate coverage with BUY: China's top social media platform

We initiate coverage of Sina with a BUY rating. While usage growth of Sina's Weibo platform has been moderating, we believe its large user base is currently under-monetised and offers potential for upside to Sina's revenues and margins. With rich content and functionality differences compared with other mobile social platforms, we believe Sina Weibo offers a unique value proposition to Internet users and advertisers in China, and is unlikely to be replaced completely in the future.

Initiate coverage with BUY rating; target price USD97.0

1 **Strong revenue growth in 2014E.** We forecast revenue growth of 29% for Sina in 2014E due to an 89% y-y increase in Weibo revenues. We expect Weibo revenue growth to be driven by its strategic alliance with Alibaba Group and its corresponding USD380m purchase commitment. In addition, we expect better utilisation of available advertising inventory on mobile and newsfeed. Mobile revenues contributed just 25% of Weibo revenues in 3Q13 despite accounting for over 80% of traffic (our estimate). Promoted feeds contributed 10% of Weibo revenues in 3Q13 and the company aims to triple the contribution by end 2014.

2 **Expanding operating margins.** We expect a significant improvement in Sina's non-GAAP operating margins in 2014E to 17% (+8ppt y-y) driven by rising Weibo revenues and relatively stable investments into the Weibo platform. Weibo operating loss narrowed to USD4.8m in 3Q13 from USD11.6m in 2Q13, and we expect operating breakeven by 4Q13.

We expect Weibo to achieve operating breakeven by 4Q13

3 **Reasonable valuations relative to global peers.** Our valuation of USD5b for Sina's Weibo platform implies a USD32 value per monthly active user (MAU), 4.7x less than the USD152 implied by Twitter's current market capitalization. Bloomberg consensus estimates for Twitter imply a 2014E sales/MAU of USD4.9, while our estimate for Weibo implies a 2014E sales/MAU of USD2.3, just 2.1x less.

We value Sina using a sum-of-the-parts methodology, assigning USD1b to its portal business, USD3.5b to its stake in Weibo, USD600m to its investment portfolio, and USD1.4b to cash.

EXHIBIT 1: Sina 12-month share price performance

(USD)
100
90
80
70
60
50
40
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13
Aug-13
Sep-13
Oct-13
Nov-13
Dec-13
Jan-14

Source: Bloomberg

3 BNP PARIBAS 21 JANUARY 2014

Sina Corp SINA US Source B Vey-Sern Ling

EXHIBIT 4: Sina quarterly operating profits

(USD m)
(%)
Non-Weibo operating profit (LHS)
Weibo operating profit (LHS)
Op margin – non-GAAP (RHS)
50
40
30
20
10
0
(10)
(20)
(30)
(40)
25
20
15
10
5
0
(5)
(10)
(15)
(20)
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13E
1Q14E
2Q14E
3Q14E
4Q14E

Sources: Sina Corp; BNP Paribas estimates

EXHIBIT 5: Sina annual operating profits

(USD m)
(%)
Non-Weibo operating profit (LHS)
Weibo operating profit (LHS)
Op margin – non-GAAP (RHS)
300
250
200
150
100
50
0
(50)
(100)
(150)
30
25
20
15
10
5
0
(5)
(10)
(15)
2011
2012
2013E
2014E
2015E

Sources: Sina Corp; BNP Paribas estimates

Weibo is the key value driver for Sina

We believe Sina's Weibo business is its key value driver as its portal business is mature and displays a relatively stable revenue growth profile. We expect Sina's share price performance to be primarily driven by execution on Weibo monetisation.

User base mature but still growing moderately

New Internet users contributing to Weibo user growth

Despite recent concerns that Weibo usage is slowing due to competition from other mobile social platforms such as Tencent's Weixin, the most recent data from Sina showed an uptick in DAU growth in 3Q13 to 11% q-q. We believe this could be driven simply by new mobile Internet users coming online, which according to the China Internet Network Information Centre (CNNIC), grew at a pace of 19% y-y in 2013.

EXHIBIT 6: Weibo registered users

(m)
Registered users (LHS)
Growth (RHS)
(q-q %)
700
600
500
400
300
200
100
0
50
45
40
35
30
25
20
15
10
5
0
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13

Sources: Sina Corp; BNP Paribas estimates

EXHIBIT 7: Weibo daily active users

(m)
Daily active users (LHS)
Growth (RHS)
(q-q %)
70
60
50
40
30
20
10
0
50
45
40
35
30
25
20
15
10
5
0
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13

Sources: Sina Corp; BNP Paribas estimates

Nevertheless, Weibo has been around since late 2009, and over the past four years the platform has already seen a phenomenal growth in usage. By 3Q13, Sina Weibo had DAU of 60m, and by our estimates, registered users of over 600m and MAU of 155m. Given the high penetration of registered users (already at China's Internet population of 618m as of 2013), we believe new user growth will inevitably be capped by the rate of China's internet penetration growth.

Notably, based on data from iResearch, Sina Weibo is still firmly entrenched as the dominant micro-blogging platform in China. The exhibits below show that while the number of monthly unique visitors (MUV) to Sina Weibo is comparable to that of Tencent Microblog, the time spent by users on Sina Weibo is far higher. This is attributable to the superior content (in terms of richness and "time to market" for breaking news) on Sina Weibo, in our view. In other words, specific to microblogging

5 BNP PARIBAS 21 JANUARY 2014

Source C

CMS 招商证券

2014年互联网股票投资展望

陈征宇，邓良生

2013年12月

CMS 招商证券

Source C

WeChat and SINA Weibo ranked top 2 among social media apps based on user hours, far exceeding their competitors.

Top 5 major social media app monthly user hours

社交网络行业-移动IM重新成为社交网络必争之地

- 微信和新浪微博占据社交APP用户时长的前2名，远超竞争对手。主要社交应用PC/移动端浏览时长分别出现大幅下降和增长趋势。而在PC社交端，2013年，SNS服务占比为45-47%，但是较2012年下降10%以上，微博占比为10-12%，保持稳定，社区占比则从2012年的8%升至2013年的14%。

- 由于移动IM在90后用户中的普及性，各家纷纷重新进入IM领域竞争，网易、阿里巴巴和人人纷纷推出和自身业务服务深度整合的移动IM产品。

- 社交网络对于网络用户的使用具有重要的影响，根据iResearch的调查，三分之二的中国网络用户在购物前将依靠朋友的网上推荐，而微博等社交网站越来越成为用户获取购信息的来源，超过了产品自身的广告宣传，仅次于实体店、朋友推荐的作用。

主要社交APP月度有效使用时长Top5

80000
60000
40000
20000
0
NO.1 NO.2 NO.3 NO.4 NO.5
Momo
Qzone
Renren Mobile
SINA Weibo
WeChat
2012-8 2012-9 2012-10 2012-11 2012-12 2013-01 2013-02 2013-03 2013-04 2013-05
Ten thousand hours
万小时
微信 新浪微博 手机人人网 QQ空间 陌陌

主要社交应用PC/移动端浏览时长

WeChat SINA Weibo Renren Mobile Qzone Momo

250000
200000
150000
100000
50000
0
同比下降 31.3%
同比增长 251.1%
2012.8 2012.1 2012.12 2013.2 2013.4 2013.6 2013.8
单位：万小时
PC端
App端

资料来源：iResearch, 招商证券（香港）

33

Downloaded by hk-gaibd from 12.47.208.50 at 2014-02-06 22:32:24 EST. ISI Emerging Markets. Unauthorized Distribution Prohibited.

Chinese courts launch weibo trial updates to promote openness - China.org.cn
Page 1 of 3

Source D

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Chinese courts launch weibo trial updates to promote openness

CNTV, November 28, 2013

2 Comment(s) Print E-mail

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JUDICIAL
REFORM
ONLINE JUSTICE

The Internet is fast becoming the new platform to promote judicial transparency and credibility. A number of Chinese courts are opening Weibo accounts and live tweeting major trials to the public.

Public voice has never been stronger in supervising power as in the age of the Internet.

China's fast growing online population is facilitating a change in the judicial sector.

In the latest move to boost openness, China's Supreme People's Court created official accounts on Sino Weibo, and Wechat, two of the leading social media tools. More than 190,000 Weibo users have become fans in less than a week.

Trial information from the Supreme People's Court and local courts, judicial interpretations, and key documents, are available online for the public to access.

"These measures have shown the confidence of China's judicial authorities. Sunlight is said to be the best antiseptic. By opening up, the courts are able to address corruption and injustice, and ensure justice and fairness prevail in every case." Ma Huaide, vice president of China University of Political Science & Law, said.

Surbordinate courts are following suit. More than 13 provincial level courts and 120 district intermediate courts are opening official microblog accounts.

The judiciary is even going as far as broadcasting live high profile trials.

Former Chongqing party chief Bo Xilai's trial, was the first major one that saw key developments made public through social media, with Jinan Intermediate People's Court's live tweeting proceedings.

The Beijing Court is also giving real time online broadcasts, including the trials of airport bomber Ji Zhongxing and the juvenile gang rapist, son of two famous singers.

http://www.china.org.cn/video/2013-11/28/content_30731382.htm
2/10/2014

Sina joins UnionPay to boost services - China.org.cn Page 1 of 1

Source E

China.org.cn

Sina joins UnionPay to boost services

Shanghai Daily, January 24, 2014

Sina Corp, operator of China's most popular microblogging service Weibo, said yesterday it has linked up with China UnionPay's online settlement platform so that more card owners can pay for value-added services on its platform.

Sina is expected to accelerate diversification of online payment services by connecting with third party companies such as game developers to offer a wider service for Weibo users under a framework agreement it signed with UnionPay, the country's sole bankcard transaction company.

Sina Weibo earlier this month allied with Alipay, the payment service linked with China's largest e-commerce company Alibaba Group, as it seeks online payment revenue via the popular payment service.

The deal was a follow-up after Alibaba paid US$586 million for 18 percent of Sina Weibo last year.

Back Print

http://www.china.org.cn/business/2014-01/24/content_31293758.htm 2/13/2014

新浪微博活跃度春节激增 3447万人参与互动|微博|春晚|马年_新浪新闻 Page 1 of 3

Source F

首页 新闻 体育 娱乐 财经 科技 视频 微博 博客 读书 教育 时尚 育儿 健康 星座 收藏 女性 汽车 房产 更多

As the most influential social media platform in China, Sina Weibo has become an important source for hot events.

sina 新闻中心 新闻中心 > 传媒 > 正文

新浪微博活跃度春节激增 3447万人参与互动

2014年02月07日18:05 扬子晚报

马年春节之际，新浪微博互动量大幅提升，春晚直播期间，3447万新浪微博用户参与春晚互动，4个多小时内有关春晚的提及量高达4541万条，同比去年的1900万增长1.39倍。马年新春第一分钟，新浪微博再次刷新峰值纪录，共有863408条微博发出，比2014年元旦第一分钟高出55110条。

微博数据显示，从除夕到大年初四，新浪微博上有关春晚的讨论总量超过1.66亿，春晚官方微博的关注度一路暴涨，从1月29日的350万增长至2月4日的670万。参与到春晚讨论的微博网友以80后和90后为主力，从性别看，女性比男性更喜欢讨论春晚。大量网友参与到春晚微博讨论，创造了不少经典评论。作为国内最具影响力的社会化媒体平台，新浪微博早已成为热点事件的重要发源地。社会化媒体与大事件的结合表现得越来越紧密，面对大事件，微博不仅成为了网友获悉信息、参与讨论的最便捷平台，还能为电影、电视剧、综艺节目带来更多品牌曝光，推动其票房、收视率的增长。未来，微博还将在更多的大事件中发挥出独特价值。

（编辑：SN085）

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http://news.sina.com.cn/m/2014-02-07/180529409818.shtml 2/13/2014

Source G

1

Dynamics of Trends and Attention in Chinese Social Media

Louis Lei Yu
Sitaram Asur
Bernardo A. Huberman

arXiv:1312.0649v1 [cs.SI] 2 Dec 2013

Abstract—There has been a tremendous rise in the growth of online social networks all over the world in recent years. It has facilitated users to generate a large amount of real-time content at an incessant rate, all competing with each other to attract enough attention and become popular trends. While Western online social networks such as Twitter have been well studied, the popular Chinese microblogging network Sina Weibo has had relatively lower exposure. In this paper, we analyze in detail the temporal aspect of trends and trend-setters in Sina Weibo, contrasting it with earlier observations in Twitter. We find that there is a vast difference in the content shared in China when compared to a global social network such as Twitter. In China, the trends are created almost entirely due to the retweets of media content such as jokes, images and videos, unlike Twitter where it has been shown that the trends tend to have more to do with current global events and news stories. We take a detailed look at the formation, persistence and decay of trends and examine the key topics that trend in Sina Weibo. One of our key findings is that retweets are much more common in Sina Weibo and contribute a lot to creating trends. When we look closer, we observe that most trends in Sina Weibo are due to the continuous retweets of a small percentage of fraudulent accounts. These fake accounts are set up to artificially inflate certain posts, causing them to shoot up into Sina Weibo's trending list, which are in turn displayed as the most popular topics to users.

Index Terms—social network; web structure analysis; temporal analysis; China; social computing

Louis Lei Yu, Department of Mathematics and Computer Science, Gustavus Adolphus College, 800 W College Ave, St Peter, MN 56082, phone: (415)374-9197, FAX: (507) 933-7041, e-mail: lyu@gustavus.edu
Sitaram Asur, Social Computing Lab, HP Labs, 1501 Page Mill Road, Palo Alto, CA 94304, phone: (650) 857-1501, fax: (650) 852-8156, email: sitaram.asur@hp.com
Bernardo A. Huberman, Social Computing Lab, HP Labs, 1501 Page Mill Road, Palo Alto, CA 94304, phone: (650) 857-1501, fax: (650) 852-8156, email: bernardo.huberman@hp.com

1 Introduction

In the past few years, social media services as well as the users who subscribe to them, have grown at a phenomenal rate. This immense growth has been witnessed all over the world with millions of people of different backgrounds using these services on a daily basis. This widespread generation and consumption of content has created an extremely complex and competitive online environment where different types of content compete with each other for the attention of users. It is very interesting to study how certain types of content such as a viral video, a news article, or an illustrative picture, manage to attract more attention than others, thus bubbling to the top in terms of popularity. Through their visibility, these popular topics contribute to the collective awareness reflecting what is considered important. It can also be powerful enough to affect the public agenda of the community.

There have been prior studies on the characteristics of trends and trend-setters in Western online social media ([1], [2]). In this paper, we examine in detail a significantly less-studied but equally fascinating online environment: Chinese social media, in particular, Sina Weibo: China's biggest microblogging network.

Over the years there have been news reports on various Internet phenomena in China, from the surfacing of certain viral videos to the spreading of rumors ([3]) to the so called "human flesh search engines": a primarily Chinese

Facebook remains top social network, Google+, YouTube battle for second | ZDNet Page 2 of 8

Source H

That Facebook is number one, with its 1.11 billion members (http://www.zdnet.com/facebooks-q1-1-458-billion-in-revenue-1-11-billion-monthly-active-users-7000014774), is no surprise. EMarketer believes that just over half, 51 percent, of all Internet users visit Facebook at least once a month. The company also stated that worldwide Facebook (http://www.facebook.com) penetration will only continue to grow higher, reaching 60 percent of Internet users by year's end.

Behind Facebook, things get more interesting. There are numerous companies fighting it out for second place, with Google+ (https://plus.google.com) out front at 26 percent of Internet users. Google+!? Yes, Google+. As eMarketer stated, "In the US, Google+ gets limited attention, though its user base is growing. Worldwide, Google+ has been much more successful."

This analysis agrees with GlobalWebIndex's numbers. GlobalWebIndex found in January 2013 that Google+ had moved into second place (http://www.zdnet.com/google-moves-up-to-second-place-in-social-networks-7000010372), with approximately 343 million active users.

YouTube (http://www.youtube.com), which both analysis groups now consider a social network, is right behind Google+ with 25 percent. Combined, eMarketer concluded "that Google, which owns YouTube, is giving Facebook a run for its money in the global social network space".

Of the other major Western social networks, only Twitter (http://www.twitter.com), with 22 percent in fourth place, was above 20 percent. Twitter, by eMarketer's count, is growing quickly. "Between Q2 2012 and Q1 2013, active users of Twitter rose 42 percent globally."

The other most popular global social networks, those with more than 10 percent of the global social network market, are all regional Chinese networks. The top three, in order of popularity, after Twitter are Sina Weibo, at 21 percent; Qzone, at 21 percent; and Tencent, at 20 percent.

Of the other Western social networks, only LinkedIn (http://www.linkedin.com), at 8 percent, and Pinterest (http://pinterest.com), at 4 percent, broke into the top 15 global social network list. A better way of describing these networks isn't with the word "Western", but non-Chinese.

As eMarketer described the global social network market, "Chinese social networks garnered among the greatest percentage of users worldwide, a reflection of both the vastness of the social audience in China and the limited availability of foreign properties, like Facebook, in the country." At the same time, if you look at the countries with the greatest rate of growth in social networking, you'll find, in this order, Indonesia, Saudi Arabia, Singapore, the US, and Russia. Much of this new growth is being driven by smartphone and tablet users.

What all this means for business is if you're going to spend marketing dollars on social networks, the biggest bang for your buck in most countries will be from either Facebook or the Google+/YouTube pairing. Twitter would be your next choice. As for the other social networks, unless you're looking to the Chinese markets or want to reach business people on LinkedIn, they're far in the back.

Related stories

- Facebook's Q1: $1.458 billion in revenue, 1.11 billion monthly active users (http://www.zdnet.com/facebooks-q1-1-458-billion-in-revenue-1-11-billion-monthly-active-users-7000014774/)
- Google+ moves up to second place in social networks (http://www.zdnet.com/google-moves-up-to-second-place-in-social-networks-7000010372/)

http://www.zdnet.com/facebook-remains-top-social-network-google-youtube-battle-for-sec... 2/10/2014

Source I

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INVESTING | 2/21/2013 @ 2:02PM | 2,333 views

Sina's Solid Q4 Shows Competition Fears Overblown

+Comment Now Follow Comments

This article is authored by Yifeng Mao, the Head of Equity Research at Goldpebble Research, a China-based research firm specializing in large volume data procession and analysis. The opinions expressed are his own.

SINA Corp (NASDAQ: SINA) reported fourth-quarter earnings on February 19 (Tuesday). The stock soared during the next trading day on better-than-expected margins and a strong outlook for Weibo monetization, refuting the bear case that Weibo is losing a detrimental amount of user traffic to a competing social media platform, **Tencent's (0700.HKG)** Wechat (Weixin).

We think the street view continues to underestimate Weibo's monetization. Weibo is engaging in more innovations that suit the unique behaviors of China's internet users. It offers a unique combination of Facebook in function and Twitter in form. In the long term, it is the only winner in the social media space based on user-generated content.

Competition from Tencent's WeChat Overstated

The immediate short covering following the earnings call on Tuesday indicated the bear case – that Sina Weibo is losing traffic to Tencent's WeChat – was overblown. The Weibo app is one of the most popular mobile applications in China, and cannibalization from Tencent is overstated. While we agree that Tencent's WeChat has taken market share from Sina Weibo, we believe the two platforms have complimentary functionalities and therefore will coexist. WeChat's service is primarily for mobile messaging – similar to WhatsApp in the US – while Weibo is a social network, similar to Twitter in form and Facebook in function.

Diversified Monetization for Chinese Users

Investors like to compare Weibo to Twitter because of the 140-character limit and its popular appeal. However, there is one fundamental difference, which is that 140 Chinese characters contain significantly more information content

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Source J

JiaThis发布2013年11月社会化分享排行榜 - 加网 Page 1 of 3

JiaThis 代码▾ 数据▾ 谁在使用▾ 帮助▾ 站长统计▾ 博客 登录 | 注册

社会化分享数据报告

Social Sharing Data Report

JiaThis发布2013年11月社会化分享排行榜

Ranking — Social Media Name — JiaThis Social Media Ranking (November 2013) — Sharing Trend — Sina Weibo — Ranking Trend — Return Percentage — Sharing Percentage

国内最大的社会化分享工具提供商JiaThis最新发布的《2013年11月国内社会化媒体分享数据排行报告》具体数据如图：

JiaThis社会化媒体排行榜（2013年11月）

排名	媒体名称	分享趋势	分享百分比	回流百分比	排名趋势
1	QQ空间		9.82%	25.10%	→
2	新浪微博		9.74%	20.00%	→
3	腾讯微博		6.60%	12.28%	→
4	微信		5.95%	6.04%	→
5	搜狐微博		4.29%	2.38%	→
6	人人网		4.25%	0.89%	→
7	飞信		3.49%	0.01%	→
8	开心网		2.98%	0.76%	→
9	百度贴吧		2.12%	0.40%	→
10	豆瓣		2.03%	0.01%	→
11	淘江湖		1.97%	3.10%	→
12	网易微博		1.91%	0.11%	→
13	QQ好友		1.70%	0.02%	→
14	百度搜藏		1.02%	0.06%	↑
15	MSN		0.97%	0.01%	↑
16	蘑菇街		0.92%	0.01%	↓
17	朋友网		0.76%	0.13%	↓
18	美丽说		0.67%	0.01%	↓
19	QQ收藏		0.61%	0.01%	↑
20	Facebook		0.56%	0.11%	↓

数据来源：www.jiathis.com/services　（Data Provided by JiaThis.com）

电商行业分享占比：

2010年
2011年
2012年
2013年
JiaThis发布2013年度社会
JiaThis发布2013年11月社
JiaThis发布2013年10月社
JiaThis发布2013年第三季
JiaThis发布2013年8月社会
JiaThis发布2013年7月社会
JiaThis发布2013年上半年
JiaThis发布2013年5月社会
JiaThis发布2013年4月社会
JiaThis发布2013年第一季
JiaThis发布2013年2月社会
JiaThis发布2013年1月社会

http://www.jiathis.com/report/html/145 2/15/2014

Source K

26 September 2013
Asia Pacific/China
Equity Research
Consumer Internet

CREDIT SUISSE

Sina Corporation

(SINA.OQ / SINA US)

Rating	NEUTRAL* [V]
Price (24 Sep 13, US$)	79.40
Target price (US$)	81.00^
Upside/downside (%)	2.0
Mkt cap (US$ mn)	5,300 (US$ 5,300)
Enterprise value (US$ mn)	5,016
Number of shares (mn)	66.75
Free float (%)	97.4
52-week price range	85.2 - 41.4
ADTO - 6M (US$ mn)	39.2

*Stock ratings are relative to the coverage universe in each analyst's or each team's respective sector.
^Target price is for 12 months.
[V] = Stock considered volatile (see Disclosure Appendix).

Research Analysts

Dick Wei
852 2101 7339
dick.wei@credit-suisse.com

Evan Zhou
852 2101 6745
evan.zhou@credit-suisse.com

THEME

Weibo potential already in the price

- **Initiating coverage with NEUTRAL and an SOTP-based target price of US$81.** We value the Sina portal at US$760 mn, Weibo at US$3 bn (71% of the total Weibo valuation of US$4.2 bn), cash at US$41.2 bn, and other investments at US$400 mn. Our target price of US$81 implies 73.2x FY13E, 45x FY14E, 36.2x FY15E, diluted adjusted PE.
- **Leading media platforms in China.** We expect the Sina portal to maintain its leading media influence in China in the long term, given its long history in the country. Sina Weibo is also likely to remain a leading social media platform in China, particularly given Tencent has shifted its focus away from Tencent microblog to WeChat. The two platforms create good synergy to attract users and save costs.
- **Strategic alliance with Alibaba should help Weibo turn profitable as soon as 3Q13.** After successive quarters of losses, Sina has significantly increased monetisation from banner ads, eCommerce-related revenue, and value-added services – we expect the Weibo business to break even in 3Q13 (with 3Q13 revenue of US$59 mn, and cost of ~US$50 mn).
- **However, Weibo valuation of US$4.2 bn fully factors in its future eCommerce potential.** The US$4.2 bn valuation is based on Weibo's 2015E total revenue of US$470 mn, a normalised margin of 30% and 30x forward P/E. We believe this value has factored in the medium-term potentials from SME advertisers and eCommerce. While Sina continues to look for additional revenue sources on Weibo to drive revenue, this could likely come at the expense of user experience in Weibo. In addition, we are concerned about mobile monetisation of the Sina portal in the long term. Risks include: (i) lower-than-expected future user activity, (ii) de-rating due to failure in achieving the Alibaba alliance target or failing to achieve a social eCommerce model.

Share price performance

Price (LHS)
Rebased Rel (RHS)
100
80
60
40
140
90
40

The price relative chart measures performance against the MSCI CHINA F IDX which closed at 6329.79 on 24/09/13
On 24/09/13 the spot exchange rate was US$1/US$1

Performance Over	1M	3M	12M
Absolute (%)	-3.4	41.3	18.4
Relative (%)	-9.8	24.1	6.2

Financial and valuation metrics

Year	12/12A	12/13E	12/14E	12/15E
Revenue (US$ mn)	510.8	639.8	800.1	980.0
EBITDA (US$ mn)	4.8	43.0	115.8	168.2
EBIT (US$ mn)	-27.3	0.9	62.4	89.9
Net profit (US$ mn)	43.1	74.2	123.0	155.0
EPS (CS adj.) (US$)	0.65	1.11	1.80	2.22
Change from previous EPS (%)	n.a.			
Consensus EPS (US$)	n.a.	0.93	1.97	3.14
EPS growth (%)	-30.2	71.2	62.6	23.6
P/E (x)	122.8	71.7	44.1	35.7
Dividend yield (%)	0	0	0	0
EV/EBITDA (x)	1,067.9	116.7	42.5	30.3
P/B (x)	4.7	5.0	4.6	4.1
ROE (%)	3.9	6.8	10.9	12.2
Net debt/equity (%)	net cash	net cash	net cash	net cash

Source: Company data, Thomson Reuters, Credit Suisse estimates.

DISCLOSURE APPENDIX CONTAINS ANALYST CERTIFICATIONS AND THE STATUS OF NON US ANALYSTS. US Disclosure: Credit Suisse does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the Firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision.

CREDIT SUISSE SECURITIES RESEARCH & ANALYTICS

BEYOND INFORMATION®
Client-Driven Solutions, Insights, and Access

Source L

CREDIT SUISSE 26 September 2013

Weibo potential already in the price

Weibo is still the leading social media in China

Sina Weibo is still among the most popular social media platforms even after the significant growth in usage of WeChat. Weibo registered users reached 536mn in 1Q13, up from 324mn in 1Q12; Weibo DAU reached 54mn in 2Q13, up 8.4% QoQ and 47.9% YoY. Weibo's robust user activity and large user base are the most important drivers of its future revenue growth. We expect Sina Weibo to maintain its large user base and high user activity given its large media influence among Chinese Internet users.

Sina Weibo is still one of the most popular social media in China

Strategic alliance with Alibaba should help Weibo turn profitable as soon as 3Q13

On 29 April 2013, Alibaba acquired 18% of Weibo's preferred and common stock with a right to increase that holding to 30% on a fully diluted basis in the future. Post the deal, Sina now owns 71% of Weibo on a fully diluted basis. In addition to the investment agreement, the two companies agreed to form a strategic alliance. The alliance targets to contribute US$380 mn to Weibo within three years (from 2Q13) through Weibo promotion and social eCommerce.

Alibaba acquired 18% shares of Weibo in April 2013

We believe this alliance will be positive to Weibo in the short term, as 1) Taobao and Tmall SME will together contribute significant ad revenue to Weibo; 2) the social eCommerce platform developed by both sides will likely offer a new shopping experience to users; 3) both sides will integrate their user database which can make Sina's targeted advertising system more accurate and more profitable.

We expect the Alibaba-Weibo alliance to generate extra ad revenue for Weibo

We estimate eCommerce revenue to account for ~50% of Weibo's overall ad revenue in 2015.

However, Weibo valuation of US$4.2 bn fully factors in its future eCommerce potential

The US$4.2 bn valuation is based Weibo's 2015E total revenue of US$470 mn, a normalised margin of 30% and 30x forward P/E. We believe this value has factored in the medium-term potentials from SME advertisers and eCommerce. While Sina continues to look for additional revenue sources on Weibo to drive revenue, this could likely come at the expense of user experience in Weibo. In addition, we are concerned about mobile monetisation of the Sina portal in the long term.

We believe current valuation of Weibo has factored in its medium-term potential

Initiating coverage with NEUTRAL and a TP of US$81

Our SOTP-based target price is US$81. We value the Sina portal at US$760 mn, Weibo at US$3bnbn (71% of the total Weibo valuation of US$4.2 bn), cash at US41.2 bn, and other investments at US$400 mn.

We initiate coverage on Sina with a NEUTRAL rating

Our TP of US$81 implies 73.2x FY13E, 45x FY14E, 36.2x FY15E, diluted adjusted PE.

Sina Corporation
(SINA.OQ / SINA US)

IT0282.doc

Source M; Source N

May 10, 2013

Goldman Sachs

China: Technology: Internet

Equity Research

Battle of the Internet giants; Ali goes social

Three contenders vying for China's mobile Internet
Baidu, Alibaba Group, and Tencent – armed with mass user traffic, ecosystem resources, and execution capabilities – have emerged as contenders for next-generation leadership. This struggle will likely shape the industry landscape over the next 5-10 years. Following Alibaba Group's partnering with Sina Weibo, Tencent Weixin's main competitor, the first strategic battle has begun, and it is rightly taking place in social commerce.

Sina upgraded to Buy on Alibaba investment, Weibo monetization
Advertising is the core business model for both Alibaba Group and Sina. Sina is trading at a significant discount to its 2011 high, reflecting Weibo's slower progress with SME advertising and mobile traffic competition with Tencent Weixin. We expect this investment, with the two parties' aligned interests at stake, will enable Alibaba to direct demand to Weibo, thereby helping accelerate Weibo's revenues in the next three years. Key synergies will likely come from Alibaba's "big data" vision, i.e., contextualizing Weibo's social graph data to enhance SME marketing effectiveness on the Taobao and Weibo platforms. We model US$1bn more value accretion for Weibo (now US$3.1bn) and **upgrade Sina to Buy with 16% upside to our new 12-month TP of US$67 (up from US$58).**

Buy Tencent: Well positioned to gain share in mobile user time
Third parties ranging from telecom operators to novel writers are forming an ecosystem around Weixin, based on the platform's development toolset and social graph. Weixin is transcending mobile Internet users' communication experience by incorporating media and social commerce elements, which we expect will make the service exceedingly dominant of mobile user time spend given the content variety. **Reiterate Buy and maintain our 12-month TP of HK$304 (11% upside potential).**

Neutral Baidu: Little impact from limited e-commerce exposure
Alibaba-Weibo tie-up not a positive for Baidu given potential competition for long-tailed advertising demand. However, we believe Baidu, as the search leader, is well placed to defend its competitive presence among its core customer segments, which are less exposed to e-commerce advertising due to the businesses' offline focus. **Maintain Neutral with 2% downside potential to our new 12-m TP of US$91 (up from US$89).**

COMPARING THE INTERNET GIANTS

FY12 Revenues (US$ mn)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
3,544
4,083
7,050
Baidu
Alibaba Group
Tencent

FY12 Net Income (US$ mn)
2,500
2,000
1,500
1,000
500
-
1,661
485
2,047
Baidu
Alibaba Group
Tencent

Source: Company data

RELATED RESEARCH

SINA Corporation (SINA): First Take: Alibaba's stake to significantly boost Sina's positioning, April 30, 2013

Tencent Holdings (0700.HK) Buy: The rise of Weixin: China's social networking leader; Buy, March 8, 2013

Baidu.com, Inc. (BIDU): Stumbling giant: Cutting margins on structural challenges, February 19, 2013

Piyush Mubayi
+852-2978-1677 piyush.mubayi@gs.com Goldman Sachs (Asia) L.L.C.
Fei Feng
+852-2978-1466 fei.feng@gs.com Goldman Sachs (Asia) L.L.C.

Goldman Sachs does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. For Reg AC certification and other important disclosures, see the Disclosure Appendix, or go to www.gs.com/research/hedge.html. Analysts employed by non-US affiliates are not registered/qualified as research analysts with FINRA in the U.S.

The Goldman Sachs Group, Inc. Global Investment Research

May 10, 2013 China: Technology: Internet

Source M

Evolving industry landscape

The leaders of mobile Internet in China

The past 24 months have been exciting for the industry, during which we have witnessed the rise of a new generation of Internet properties, mostly focusing on addressing users' social and location-based needs on mobile devices. In our view, Tencent's Weixin and Sina's Weibo have been the industry's flagship innovations, and they are both established as traffic gateways for the vast majority of Chinese mobile Internet users:

- **Weixin:** We value Weixin at US$6.7bn, with monetization driven primarily by gaming, referencing the overseas experience with LINE and Kaokao Talk. Weixin is currently the no.1 smartphone community in China with 300mn registered users and 190m monthly active users (MAU) by end-2012. We believe its popularity among high-end users in China provides huge growth potential and monetization opportunities.
- **Weibo:** We value Weibo at US$3.1bn (before adjusting for the ownership structure) and see advertising as the primary revenue driver, reflecting Sina's legacy strength as a new media company. Weibo registered accounts reached 503mn by end-2012 with daily active users (DAU) of 46.2mn in December 2012, 75% of which used mobile devices to access Weibo.

The industry leaders are claiming territory on the rapidly evolving mobile landscape. According to iResearch, China has 14 mobile apps that reach more than 20mn MAU, with about half of this number aligned with either Alibaba or Tencent (see Exhibit 2).

Exhibit 2: Top-ranked mobile apps in China (by 3Q12)
Tencent and Alibaba dominate the league table

Ranking	App name	Monthly active users (mn)	Description	Company
1	QQ	102.7	Instant messaging	Tencent
2	UC Web	77.0	Browser	UC Web
3	Weixin	70.7	Instant messaging	Tencent
4	Sina Weibo	54.8	Social media	Sina
5	360 mobile security	48.7	Utilities (security)	Qihoo
6	Taobao	39.3	E-commerce	Alibaba
7	Qzone	34.6	Social network	Tencent
8	Alipay	32.8	E-commerce	Alibaba
9	Sohu Pinyin	28.2	Utilities (text input)	Sohu
10	MoJi weather	26.4	Utilities (weather)	Moji Weather
11	QQ browser	25.4	Browser	Tencent
12	Fruit Ninja	23.3	Game	Others
13	Fetion	23.0	Instant messaging	China Mobile
14	360 battery manager	20.5	Utilities (battery)	Qihoo
15	360 box	19.8	App store	Qihoo

Source: iResearch

Goldman Sachs Global Investment Research 3

May 10, 2013 China: Technology: Internet

Source N

Exhibit 19: Milestones of Weixin overseas expansion

Time	Region	Details	Sources
Sep-12	ASEAN	Set-up the joint venture in Indonesia; 1mn users accumulated in Thailand within 2 months	iResearch
Oct-12	Taiwan	Expect to achieve 3mn users by end 2012	bnext.tw
Feb-12	United States	Set-up US branch; 100K registered users in US	Xinhua.net
Apr-12	Oveaseas total	WeChat Overseas User Base Reaches 40 Mln	Marbridge Daily

Source: Compiled by Goldman Sachs Research.

Understanding how Weibo works

Sina began piloting Weibo (microblog service) in August 2009, and over the subsequent years social networking/microblogging sites accomplished phenomenal success in the US. From the beginning, Sina has been keenly aware of its media strength, and it decided to launch a microblogging product given the model's synergy with Sina's content production capabilities. Weibo soon established itself as China's leading social media product, recording 503mn registered users and 46mn daily active users by end-2012.

As it has inherited Sina's media DNA, Weibo focuses its features around content dissemination. Yet Weibo is a remarkably social-friendly media product relative to the traditional Sina portal. Users visit Weibo to retrieve fragmented content that is suitable for microblogging, such as a quick thought from a real estate tycoon. In contrast, a full-fledged interview article would be expected to show up on the portal. Specifically, Weibo includes the following features:

- **Content publishing.** Users can post short blogs that are no more than 140 words per piece.
- **Lead a discussion.** By adding marks ("#") to a posting, users can initiate a conversation topic that others can join.
- **Blasting and directional microblogging.** Users can forward content of interest either to specific users (by adding "@"), or to the entire follower base.
- **Commenting.** Users can remark on content published by others.
- **Basic social networking features,** such as individual messaging.

Goldman Sachs Global Investment Research 12

Annex B

Response to Comment 9 - Supporting Materials

Item No.	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Item No. in Supporting Document
1.	By providing an **unprecedented** and simple way for Chinese people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China.	1	Source 1A: Article entitled "How Weibo Is Changing China" dated 9 August 2012 by YaleGlobal Online Magazine available via the following hyperlink: http://yaleglobal.yale.edu/content/how-weibo-changing-china	Item 1, Source 1A
			Source 1B: Article entitled "Weibo revolutionizes communication in China" dated August 18, 2013 by gbtimes available via the following hyperlink: http://gbtimes.com/world/weibo-revolutionizes-communication-china	Item 1, Source 1B
2.	By providing an unprecedented and **simple** way for Chinese people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a profound social impact in China.	1	Article entitled "Weibo revolutionizes communication in China" dated August 18, 2013 by gbtimes available via the following hyperlink: http://gbtimes.com/world/weibo-revolutionizes-communication-china	Item 2

1

Item No.	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Item No. in Supporting Document
3.	By providing an unprecedented and simple way for Chinese people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world, Weibo has had a **profound social impact** in China.	1	Source 3A: Article entitled "Weibo revolutionizes communication in China" dated August 18, 2013 by gbtimes available via the following hyperlink: http://gbtimes.com/world/weibo-revolutionizes-communication-china	Item 3, Source 3A
			Source 3B: Article entitled "Weibo, Changing Our Lives" by China Culture available via the following hyperlink: http://www.chinaculture.org/chineseway/2012-03/07/content_430304.htm	Item 3, Source 3B
4.	Weibo has become a cultural phenomenon in China.	1	Source 4A: Article entitled "Chinese government seeks more effective use of Weibo" dated December 13, 2012 by CCTV News available via the following hyperlink: http://english.cntv.cn/program/china24/20121213/103723.shtml	Item 4, Source 4A
			Source 4B: Article entitled "The Stars Of China: Companies" dated November 2011 by Global Finance available via the following hyperlink: http://www.gfmag.com/archives/144-november-2011/11450-the-stars-of-china-companies.html#axzz2tO37HBTS	Item 4, Source 4B

2

Item 1, Source 1A

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Globalization of Food

Weibo, China's microblog that's celebrating its third anniversary this month, offers a national platform for ordinary citizens to hold the powerful to account. In an instant, an ordinary citizen can launch a public debate or shame government and corporate officials by posting photos, videos, comments and messages. Weibo has some 350 million users, and China's leaders are torn between appreciating Weibo's capability to gauge public opinion and resisting public scrutiny, reports Beijing-based journalist Mary Kay Magistad. The microblog tool has opened a new battleground among Chinese authorities, internet companies and citizens – all testing the other's boundaries and resolve to criticize, censor and self-censor. Weibo has become the voice of millions of Chinese, stepping up to offer suggestions, some impulsive and others more organized, on their society's many challenges. Government officials are finding that rapid, reasonable response to valid criticisms is better received than censorship. – YaleGlobal

How Weibo Is Changing China

Weibo is just 3 years old, but its posters are fierce in tackling China's challenges

Mary Kay Magistad
YaleGlobal, 9 August 2012

Ready, aim, text: With Weibo, China has a new army of microbloggers, some 350 million in all, ready to offer ideas for improving every aspect of their society

BEIJING: It was the last straw for Shanghai graduate student Wu Heng, when he heard that restaurants near him were using toxic chemicals to make pork taste like beef. He started a food-safety blog out of his dorm room in January. In April, he got 10,000 hits. In May, he got 5 million.

"Word spread on Weibo," he says with a grin.

Weibo – China's version of Twitter – has created a vigorous virtual public square since it was launched by the Chinese internet company Sina three years ago this month. The site, which allows users to post photos, videos, comments and messages, has since expanded with scorching speed. It now boasts some 350 million users.

"These days, a lot of people use Weibo as their main source of information, and information on Weibo can pass very fast," says Wu. "So I update my Weibo account every day, with the latest news on food safety."

Food safety is but one of the hot-button issues that have raised a public outcry on Weibo, providing a new source of public pressure on the government. A similar outcry came last summer after a high-speed train crash killed 40 people, just days after the expensive and high-profile project was rushed into service. Weibo comments mocked official excuses and attempts to cover up bad management.

"This is unprecedented in Chinese history," says Kaiser Kuo, the director of Corporate Communications at Baidu.com, the leading Chinese search engine. "There's never been a time when there's been a comparably large and impactful public sphere. It's now

> Weibo is now driving, in many ways, the entire national dialogue

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http://yaleglobal.yale.edu/content/how-weibo-changing-china[2/9/2014 11:38:59 AM]

Weibo revolutionizes communication in China | gbtimes.com Page 7 of 9

Item1, Source 1B; Item 3, Source 3A

Unprecedented information available on Weibo

As a unique and fast tool, Weibo is changing the culture of communication in China. Perhaps most significantly Weibo allows everyday users to police government corruption – many cases have been uncovered thanks to Weibo which brings information which was traditionally kept from the public directly to the public with lightning speed. All people need is a smart phone and they can bring any news or suspicions into a public forum thanks to Weibo.

The most popular Weibo users

The number of Weibo followers is a highly recognized criterion for one's popularity and importance. Usually, celebrities in the entertainment industry have the largest number of followers because they're in the public spotlight. The most popular Weibo user in China is Yao Chen, an actress famous for her beautiful smile and exquisite fashion taste.

http://gbtimes.com/world/weibo-revolutionizes-communication-china 2/15/2014

Weibo revolutionizes communication in China | gbtimes.com Page 6 of 9

Item 2

Weibo is an online platform where its users share and spread information. With a staggering 250 million users Weibo is changing the way China communicates. It offers a platform for everyday users to police government corruption as well as follow their favorite celebrities.

As a unique and fast tool, Weibo is changing the culture of communication in China

Similar to **Twitter**, Weibo posts consist of 140 Chinese characters or fewer. Users do not have to command advanced skills on the computer or internet to participate and there is room for individual choices on Weibo – users can participate in conversations on any topic and join them instantly.

The earliest and most famous social network like Weibo is Twitter, a network launched in the U.S. Weibo was launched in 2009 by sina.com, a leading website in China, because Twitter is prohibited in mainland China. Since then Weibo has become a sensation and the total number of Weibo users has exceeded 250 million and includes Hollywood stars like Hugh Jackman and Brad Pitt.

http://gbtimes.com/world/weibo-revolutionizes-communication-china 2/15/2014

Weibo, Changing Our Lives
Page 1 of 2

Item 3, Source 3B

February 15, 2014
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Chinese Way > Life

Weibo, Changing Our Lives

A photograph, a video or up to 140 characters of text – these are the tools of communication available to users of Weibo, China's Twitter-like microblogging service that commands a large and growing following on the Chinese mainland.

In August of 2009, the popular news and entertainment website Sina.com.cn launched a test version of "Sina Weibo," becoming one of the first mainland web companies to experiment with a micro-blogging service. According to statistics from the CNNIC (China Internet Network Information Center), by the first half of 2011, the number of Weibo users had reached 195 million, and this figure continues to grow.

The explosive development of Weibo has fundamentally changed the way people on the mainland acquire and access information. The service provides a platform for the expression of personal opinions and as such has brought about greater sharing of values and ideas. Weibo has profoundly influenced the way the average Chinese communicates and its effect can be felt at all levels of society.

All There to Share

In comparison to other social networking services such as SNS, BBS and Blog, Weibo offers a more streamlined, live-to-the-minute service and covers a greater range of subject matter. On Weibo, everyone can be a journalist or a whistleblower and is able to make his or her voice heard.

"Up to 140 Chinese characters can be written in any given Weibo post. People can share their latest thoughts or some snippet of information with colleagues and friends," says Mr. Wang Yanshi, 46, a self-confessed Weibo addict.

On December 1, 2010 a website malfunction occurred and Weibo was unavailable for four hours. Users were predictably frustrated. One daily newspaper, Western China

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12-13-2012 11:18 BJT

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Weibo, known as the Chinese version of Twitter, has become a phenomenon in China. This social media tool has become so powerful that the authorities have started using it for communication with the people. And they are seeking a more effective use of this platform. A government affairs weibo meeting is being held in Chengdu of Sichuan Province this Wednesday.

A reward for the pioneers and the efforts they made. The 2012 Sina Government Affairs Weibo meeting in Chengdu gathers officials from western China to share their experience of using weibo for government affairs. For them, it's become a new platform to communicate with the people.

Deng Qingxu, deputy chief editor, Sina, said,"The verified government users of Sina weibo have reached 60,000 as of October 2012. And it is not only used for publishing information, but also solving problems."

Born in 2009, Sina weibo, the biggest microblog service in China, has become an influential media for public events and debates. More and more government departments have started using it as a new way to dialogue and work with people.

Zhu Huaxin, Peopleyuqing.com, said,"2011 is the year of opening weibo accounts for government departments. And 2012 is the year of interacting with people. For example, the nationwide police forces used hundreds of weibo accounts to urge people to protest peacefully during the diaoyu island dispute earlier this year."

The key to success is in the ability to listen. That's according to Du Shaozhong, a famous micro-blogger with over 2 million followers.

Du Shaozhong, chairman of China Beijing Environment Exchange, said,"Government can't sit anywhere high up on weibo. Instead, they have to put themselves on an equal position to talk with people."

Cooperation between different departments also scores high.

Liu Xiao Ming, engineer, Yinghuang City Gov't, Ningxia, said,"When the locals make complaints

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The Stars Of China: Companies | Global Finance Page 2 of 3

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GLOBAL FINANCE

Sina

Less than two years old, Sina's Weibo microblogging service has become a cultural phenomenon. With more than 200 million users, Weibo is now the leading venue for celebrity announcements and Internet gossip. Weibo users have also provided news coverage and critical analysis of several sensitive issues this year, including the government's response to a train accident in July and public protests over a chemical factory in Northeast China.

METALS AND MINING

Inner Mongolia Baotou Steel Rare-Earth Hi-Tech

China supplies more than 95% of the world's rare earth minerals, which are used in the development and production of many high-tech products. Baotou is China's largest supplier of rare earth minerals and is consolidating that position by taking over smaller rare earth miners. The move could eventually give Baotou control over the country's rare earth mineral supply even if WTO decisions force the government to loosen its quotas.

OIL AND GAS

Citic Resources

Three companies—Sinopec, PetroChina and CNOOC—have dominated China's oil and gas sector for years. Citic Resources hopes to eventually challenge these giants by expanding its crude oil supply base through investments in Kazakhstan and Indonesia as well as in northeast China. While the company still draws most of its revenue from the commodities trade, Citic's crude oil sales jumped by 60.7% in the first half of 2011. The company's net profit rose by 134.7%.

RENEWABLE ENERGY

China Hydroelectric Corporation

Decades of rapid growth have severely impacted China's environment, and the country's policymakers are strongly encouraging the development of renewable energy sources. As a result, heavy investment has led to overcapacity in many renewable energy industries, especially in wind and solar power. China Hydroelectric Corporation has veered from the bigger-is-better approach, investing in small dams across China to produce electricity. This has allowed the company to build its business while avoiding overinvestment—as well as controversies over the environmental impacts of larger dams. After strong rainfall in 2010, the company saw its annual profit rise 120%.

STEEL

Jiangsu Shagang Group

Jiangsu Shagang Group has grown from a small independent company in the late 1970s to become the country's largest private steel company and second largest steel company overall. China's steel market has cooled this year as government policies to rein in real estate investment dampened demand. In response, Shagang has focused attention on developing other aspects of its business, announcing earlier this year that it would invest as much as RMB30 billion ($4.7 billion) in a logistics center in the port town of Zhangjiagang.

TRANSPORTATION

Hainan Airlines

China's airlines have struggled in recent years as fuel prices increased and competition intensified. Hainan Airlines, the country's largest private airline, has maintained profitability while expanding its global reach. Profits rose almost 17% in the first half, and the airline added routes to Zurich and Sydney. Media reports indicate that Hainan Air may expand further if its parent company successfully bids for the airport-related investments of German company Hochtief. Hainan Air also enjoys a reputation for safety and customer service, and became the first mainland Chinese airline to receive the Skytrax 5-Star Airline award earlier this year.

TELECOM

Huawei

Huawei is arguably China's most international company. The employee-owned private telecommunications equipment maker supplies 45 of the world's top 50 telecom operators and has enterprises in more than 140 countries. Almost half of its 110,000 employees are based outside of China. The company also has 20 research and development centers around the world, with 46% of its employees engaged in R&D-related activities. Its first-half sales revenue grew by 11%, boosted by the popularity of its Android-based smart phones and cloud computing products.

■ THE STARS OF CHINA: COMPANIES

The Stars Of China: Banks

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http://www.gfmag.com/archives/144-november-2011/11450-the-stars-of-china-companies.... 2/15/2014

Annex C – Third-party Data and Supporting Materials

Item No.	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Item No. in Supporting Document
1.	China is the largest internet market in the world	104	Euromonitor International from International Telecommunications Union/OECD/national statistics	Item 1
2.	China had 617.6 million internet users as of December 31, 2013, according to the China Internet Network Development Statistical Report dated January 2014 by CNNIC, or the 2014 CNNIC Report. China's internet penetration rate was 45.8% as of December 31, 2013 according to the 2014 CNNIC Report.	104	China Internet Network Development Statistical Report dated January 2014 by China Internet Network Information Center	Item 2
3.	The penetration rates for the United States and Japan were 81.9% and 80.4% as of the same date, respectively, according to the data of Euromonitor.	104	Euromonitor International from International Telecommunications Union/OECD/national statistics	Item 3
4.	A chart setting forth that the number of internet users and internet penetration rates in China from Dec 2008 to Dec 2013	104	China Internet Network Development Statistical Report dated January 2014 by China Internet Network Information Center	Item 4 (Please refer to Item 2)
5.	According to the World Cellular Forecasts 2012-2018 by the World Cellular Information Service, smartphone connections in China reached 336.0 million in 2012 and are expected to grow to 572.2 million in 2015, representing a three-year compound annual growth rate, or CAGR of 19.4%.	104	World Cellular Forecasts 2012 – 2018	Item 5
6.	According to the 2014 CNNIC Report, there were 500.1 million mobile internet users as of December 31, 2013, more than quadrupled from 117.6 million as of the end of 2008. As of December 31, 2013, 81.0% of Chinese users accessed the internet via mobile devices, according to the 2014 CNNIC	104	China Internet Network Development Statistical Report dated January 2014 by China Internet Network Information Center	Item 6

Item No.	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Item No. in Supporting Document
	Report.			
7.	During the first six months in 2013, Chinese internet users spent 11.8 hours per week on mobile devices, out of the approximately 21.7 hours per week that they spent on the internet in total, according to the China Internet Network Development Statistical Report dated July 2013 by CNNIC, or the 2013 CNNIC Report.	104	China Internet Network Development Statistical Report dated July 2013 by China Internet Network Information Center	Item 7
8.	A chart setting forth China Mobile Internet Users and Mobile as % of Internet Users from Dec 2008 to Dec 2013	104	China Internet Network Development Statistical Report dated January 2014 by China Internet Network Information Center	Item 8 (Please refer to Item 6)
9.	According to the China E-Commerce Industry Annual Report (2012-2013) issued by iResearch, China's ecommerce market is expected to grow rapidly from $30.0 billion in 2012 to $93.8 billion by 2015, representing a three-year CAGR of 46.3 %.	106	China E-Commerce Industry Annual Report (2012-2013) by iResearch	Item 9
10.	Within the online retail segment, the percentage of mobile transactions in China has increased from 2.9% in the first quarter of 2012 to 8.6% in the second quarter of 2013, according to the same report.	106	China E-Commerce Industry Annual Report (2012-2013) by iResearch	Item 10
11.	China was ranked as the world's third largest advertising market, with a market size of $37.2 billion, representing 0.5% of GDP in 2012, according to the Advertising Expenditure Forecasts dated September 2013 by ZenithOptimedia, or the 2013 Advertising Expenditure Forecasts. However, China's advertising market remains small compared to that of the United States. The advertising market in the United States reached $161.2 billion or 1.0% of GDP in 2012, according to the same source.	106	Advertising Expenditure Forecasts dated September 2013 by ZenithOptimedia World Economic Outlook Database dated October 2013 by International Monetary Fund	Item 11
12.	China's overall advertising market is expected to grow significantly to $50.2 billion by 2015, representing a three-year CAGR of 10.5%, according to the same report.	106	Advertising Expenditure Forecasts dated September 2013 by ZenithOptimedia	Item 12

Item No.	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Item No. in Supporting Document
	According to the 2013 Advertising Expenditure Forecasts, online marketing has grown from $2.7 billion in 2008 to $7.0 billion in 2012, representing 13.1% and 18.8% of the total advertising market respectively, according the 2013 Advertising Expenditure Forecasts. Online marketing is expected to be the fastest growing segment at a three-year CAGR of 31.4% from 2012 to 2015, according to the 2013 Advertising Expenditure Forecasts. By 2015, online marketing is expected to reach $15.9 billion, representing 31.6% of the total advertising market and constituting the second largest advertising spending category in China, behind only television.			
13.	A chart setting forth online marketing spending in China and online as % of total advertising and marketing spending from 2012 to 2015	106	Advertising Expenditure Forecasts dated September 2013 by ZenithOptimedia	Item 13(Pease refer to Item 12)
14.	Charts setting forth that Forecasted CAGRs and market share of online marketing in China from 2012 to 2015	107	China E-Commerce Industry Annual Report (2012-2013) by iResearch	Item 14
15.	According to CTR Market Research, 36% of Chinese internet users surveyed used microblogs to engage in conversation about the 2013 Chinese New Year Gala on CCTV during the show, more than other means of communication such as messengers, short messaging, social networking services and telephone.	108	CTR Market Research	Item 15
16.	According to the World Media & Marketing Forecasts by GroupM, TV continued to be the leading category of advertising spend with an estimated 51% share in China in 2013.	108	World Media & Marketing Forecasts by GroupM	Item 16
17.	According to a report published by CMO Survey in February 2013, advertisers are increasingly focused on referral measures such as friends, followers and buzz and text analysis rating instead of traditional return on investment metrics such as revenue or profit per customer on their social media spending.	108	Highlights and Insights dated February 2013 by CMO Survey	Item 17

Item No.	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Item No. in Supporting Document
18.	The mobile online advertising market in China is expected to grow from $154.3 million in 2012 to $940.2 million in 2015, according to the 2013 Advertising Expenditure Forecasts. Mobile online marketing spending in China is expected to grow at a CAGR of 82.6% from 2012 to 2015 and become 5.9% of the overall online advertising market in 2015.	108	Advertising Expenditure Forecasts dated September 2013 by ZenithOptimedia	Item 18
19.	A chart setting forth data regarding mobile online marketing spending in China for the periods from 2012 to 2015.	108	Advertising Expenditure Forecasts dated September 2013 by ZenithOptimedia	Item 19 (Please refer to Item 18)

Item 1

Passport

Historic/Forecast | '000

Categories	Geographies	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Internet Users	World	1,362,503.0	1,555,986.4	1,747,996.6	2,021,420.3	2,259,509.2	2,491,887.4	2,676,435.2	2,857,008.1	3,030,705.2	3,192,711.8	3,343,957.5	3,483,794.7
Internet Users	Asia Pacific	498,718.1	608,236.3	721,220.5	868,036.1	986,464.8	1,110,654.8	1,213,831.1	1,316,492.6	1,415,043.0	1,506,780.2	1,592,414.1	1,671,127.4
Internet Users	China	210,316.8	298,611.5	383,797.8	457,733.5	513,568.5	569,930.6	626,177.6	677,442.5	720,850.5	760,759.7	796,296.9	827,604.1
Internet Users	Western Europe	282,625.2	302,742.0	316,818.3	336,456.3	348,681.7	360,093.7	371,199.2	381,086.4	390,427.5	398,175.8	405,310.5	412,042.0
Internet Users	North America	250,028.0	250,585.3	244,892.7	256,322.1	271,250.9	284,640.4	290,104.6	296,370.8	304,453.4	312,075.9	318,633.3	324,211.9
Internet Users	Middle East and Africa	84,270.4	116,890.2	145,420.1	188,709.9	236,790.1	275,632.7	307,633.3	338,579.2	368,255.9	396,885.1	424,544.7	451,369.3
Internet Users	Latin America	135,387.0	153,111.8	181,264.3	204,946.8	231,982.7	262,166.9	282,645.8	302,872.5	321,846.8	339,350.0	355,919.9	370,981.2
Internet Users	USA	225,923.4	225,029.5	217,807.8	228,918.8	242,630.2	254,415.2	258,996.0	264,448.3	271,803.3	278,642.7	284,472.9	289,437.8
Internet Users	Eastern Europe	93,929.1	106,019.7	118,770.2	146,554.2	162,791.0	176,001.6	187,499.1	197,259.7	205,543.7	213,522.2	220,482.3	226,731.2
Internet Users	India	44,958.0	50,642.3	60,120.4	89,415.5	121,866.5	154,499.2	176,097.6	200,778.2	228,380.5	255,576.4	281,672.1	306,429.8
Internet Users	Japan	95,128.3	96,575.3	99,864.6	100,153.7	101,030.7	100,847.0	102,429.5	103,910.2	104,720.6	105,446.2	105,867.5	106,302.1
Internet Users	Brazil	58,671.1	64,874.3	75,887.1	79,352.9	88,620.8	99,026.1	105,957.2	113,000.1	119,353.6	125,268.2	130,885.4	136,090.7
Internet Users	Russia	35,171.9	38,244.6	41,344.7	61,366.8	70,004.1	76,213.0	82,133.5	86,879.0	90,731.1	94,820.4	98,384.4	101,612.3
Internet Users	Germany	61,867.9	64,129.9	64,781.9	67,077.9	67,853.8	68,746.6	69,759.0	70,543.9	71,303.2	71,809.5	72,268.3	72,744.1
Internet Users	United Kingdom	45,844.1	48,242.4	51,812.4	53,100.6	54,730.5	55,251.2	56,659.6	57,953.6	58,925.6	59,861.3	60,715.5	61,625.9
Internet Users	Nigeria	9,948.6	23,895.6	30,897.6	38,021.6	46,190.4	54,781.6	62,432.2	69,107.6	75,772.2	82,403.8	88,823.0	94,917.0
Internet Users	France	40,840.5	43,916.9	44,713.0	50,295.6	50,237.1	52,672.4	54,255.9	55,648.5	57,108.7	58,053.0	59,118.1	60,010.9
Internet Users	Mexico	22,728.8	24,017.2	29,509.6	35,217.9	40,131.8	44,623.6	48,031.5	51,753.8	55,205.1	58,311.3	61,139.7	63,713.7
Internet Users	South Korea	38,294.9	39,648.4	40,132.5	41,356.5	41,715.2	42,003.7	42,550.1	42,986.4	43,409.6	43,714.3	44,025.5	44,336.6
Internet Users	Indonesia	13,450.9	18,602.2	16,429.1	26,193.9	29,757.6	37,596.5	42,227.8	46,751.0	52,540.9	57,557.9	62,838.8	67,621.4
Internet Users	Egypt	11,692.3	13,406.5	19,549.8	24,457.3	31,711.8	35,946.6	39,719.8	43,296.7	46,103.0	48,767.4	51,168.8	53,632.6
Internet Users	Vietnam	17,643.7	20,559.7	23,072.3	26,925.5	31,139.4	35,434.5	38,178.0	40,891.8	43,628.5	46,190.6	48,498.6	50,502.9
Internet Users	Italy	24,119.7	26,548.5	29,320.0	32,390.7	34,435.8	35,293.5	37,195.7	39,011.9	40,668.1	42,078.6	43,381.7	44,602.6
Internet Users	Philippines	5,305.9	5,621.1	8,269.8	23,361.1	27,565.5	35,041.8	39,226.5	43,946.9	48,960.1	52,648.9	56,279.1	59,410.9
Internet Users	Turkey	19,952.0	24,260.5	26,032.2	28,893.9	31,752.5	33,723.1	35,851.8	37,636.7	39,420.7	41,047.2	42,503.0	43,888.2
Internet Users	Spain	24,680.8	27,218.7	28,853.3	30,588.2	31,547.0	33,709.1	34,623.5	35,532.6	36,474.1	37,148.4	37,759.5	38,292.9
Internet Users	Canada	24,104.6	25,555.7	27,084.9	27,403.3	28,620.7	30,225.2	31,108.6	31,922.5	32,650.1	33,433.3	34,160.4	34,774.1
Internet Users	Poland	18,529.0	20,250.8	22,488.7	23,785.9	24,777.2	24,837.6	25,854.7	26,755.3	27,438.2	28,020.2	28,533.3	29,115.0
Internet Users	Colombia	9,700.6	11,559.2	13,740.8	16,952.4	19,019.8	23,367.7	25,508.9	27,692.6	29,876.2	31,903.6	33,923.6	35,591.9
Internet Users	Argentina	10,214.7	11,164.7	13,621.2	18,185.6	20,789.9	22,944.4	24,816.8	26,177.4	27,649.1	28,939.0	30,074.5	31,149.9
Internet Users	Australasia	17,545.2	18,401.1	19,610.5	20,394.9	21,548.1	22,697.2	23,522.2	24,346.9	25,134.9	25,922.6	26,652.7	27,331.7
Internet Users	South Africa	4,000.7	4,237.5	5,089.0	12,348.6	17,647.1	21,478.2	23,724.0	26,216.3	28,914.7	31,042.3	32,775.1	34,248.2
Internet Users	Pakistan	11,740.5	12,483.9	13,829.0	15,263.1	17,762.6	20,325.1	22,445.3	24,882.8	27,559.1	30,515.2	33,545.4	36,657.9
Internet Users	Iran	6,764.9	7,402.4	8,096.3	10,874.1	15,707.7	19,657.3	21,976.2	24,207.2	25,934.1	27,229.1	28,753.7	30,069.7
Internet Users	Malaysia	15,071.5	15,382.7	15,697.6	16,095.4	17,668.2	19,303.6	19,972.4	20,953.2	21,802.7	22,535.9	23,290.2	23,981.5
Internet Users	Australia	14,595.6	15,326.2	16,170.8	16,769.6	17,747.5	18,700.6	19,409.0	20,118.2	20,814.5	21,518.8	22,173.6	22,788.6
Internet Users	Thailand	13,187.8	12,065.2	13,410.5	15,035.7	15,998.8	17,984.3	19,286.4	20,495.0	21,770.6	22,842.8	23,932.2	24,983.5
Internet Users	Morocco	6,667.4	10,367.4	13,065.1	16,614.7	17,104.7	17,929.2	18,610.3	19,211.6	19,842.0	20,413.9	20,953.1	21,473.5
Internet Users	Taiwan	14,743.9	15,115.8	16,102.9	16,530.6	16,676.7	17,648.8	18,096.5	18,530.2	18,875.1	19,205.9	19,560.1	19,825.5
Internet Users	Netherlands	14,038.4	14,341.6	14,776.2	15,036.8	15,373.3	15,559.2	15,761.9	15,947.9	16,099.8	16,238.5	16,355.3	16,466.7
Internet Users	Saudi Arabia	7,651.3	9,420.0	10,187.5	11,253.7	13,339.2	15,500.8	16,817.6	18,062.6	19,385.4	20,752.1	21,974.5	23,187.7
Internet Users	Ukraine	3,043.5	5,081.2	8,227.4	10,667.3	13,090.4	15,317.8	17,015.2	18,643.3	20,053.6	21,316.4	22,414.4	23,353.4
Internet Users	Kenya	3,001.3	3,361.6	3,998.4	5,727.3	11,767.8	13,858.2	16,409.4	19,178.0	21,149.9	23,098.9	24,906.8	26,486.1
Internet Users	Venezuela	5,747.7	7,261.3	9,326.0	10,829.8	11,839.5	13,165.5	14,349.8	15,483.5	16,474.2	17,385.6	18,281.1	19,110.2
Internet Users	Peru	7,138.8	8,750.9	9,085.4	10,174.7	10,661.4	11,455.3	12,274.8	12,948.5	13,679.4	14,339.8	15,028.8	15,696.2
Internet Users	Chile	5,971.3	6,264.8	7,046.8	7,701.2	9,023.3	10,701.0	11,332.1	12,005.8	12,665.6	13,325.5	13,901.3	14,337.5
Internet Users	Uzbekistan	1,997.7	2,453.7	4,672.7	5,553.9	8,501.8	10,423.7	11,743.1	13,195.1	14,530.4	15,932.3	17,097.1	18,144.0
Internet Users	Romania	5,901.3	6,706.8	7,514.9	8,143.1	8,913.2	10,048.0	10,585.2	11,085.4	11,543.4	11,978.6	12,367.3	12,653.2
Internet Users	Bangladesh	2,636.2	3,699.2	4,634.6	5,591.6	7,643.1	9,745.8	11,535.8	13,614.5	15,696.5	17,765.2	19,927.3	22,115.0
Internet Users	Belgium	6,820.7	7,040.1	7,527.2	8,129.9	8,542.0	9,053.8	9,375.4	9,642.8	9,885.0	10,074.3	10,271.4	10,449.1
Internet Users	Sweden	7,473.8	8,264.6	8,423.3	8,406.6	8,850.6	8,913.9	9,094.8	9,221.8	9,342.8	9,475.5	9,578.9	9,681.3

Item 1

Internet Users	Kazakhstan	626.0	1,734.9	2,908.8	5,120.7	8,319.6	8,890.6	*9,845.8*	*10,783.0*	*11,692.9*	*12,461.8*	*12,970.3*	*13,584.4*
Internet Users	Czech Republic	5,342.1	6,524.4	6,715.2	7,198.4	7,651.5	7,878.2	*8,206.3*	*8,422.5*	*8,644.7*	*8,834.2*	*8,989.7*	*9,135.4*
Internet Users	Sudan	2,876.7	2,825.3	2,823.1	5,953.9	6,921.9	7,811.0	*8,788.7*	*9,668.4*	*10,534.0*	*11,404.2*	*12,248.7*	*13,133.0*
Internet Users	Hungary	5,365.3	6,127.7	6,219.2	6,509.3	6,990.0	7,170.8	*7,413.2*	*7,583.5*	*7,764.9*	*7,931.1*	*8,052.8*	*8,165.5*
Internet Users	United Arab Emirates	3,057.6	3,918.0	5,167.1	5,576.0	6,446.0	7,087.7	*7,314.6*	*7,545.5*	*7,792.8*	*8,049.5*	*8,280.6*	*8,490.0*
Internet Users	Austria	5,745.9	6,061.8	6,136.9	6,295.7	6,706.6	6,838.8	*7,006.7*	*7,153.4*	*7,311.4*	*7,468.4*	*7,587.3*	*7,701.7*
Internet Users	Portugal	4,461.2	4,685.5	5,129.8	5,669.9	6,143.9	6,805.9	*7,130.7*	*7,413.2*	*7,657.0*	*7,840.7*	*7,992.4*	*8,148.1*
Internet Users	Switzerland	5,796.7	6,014.0	6,261.6	6,532.3	6,705.4	6,775.6	*6,947.3*	*7,078.4*	*7,194.0*	*7,328.3*	*7,453.9*	*7,580.7*
Internet Users	Greece	4,008.4	4,283.7	4,774.4	5,019.5	6,002.7	6,353.6	*6,683.9*	*7,021.9*	*7,338.3*	*7,665.3*	*7,898.6*	*8,114.6*
Internet Users	Tanzania	2,960.6	3,811.8	4,364.0	4,947.1	5,562.6	6,250.2	*7,079.6*	*7,896.0*	*8,754.3*	*9,672.8*	*10,621.1*	*11,615.9*
Internet Users	Israel	3,455.6	4,340.7	4,724.9	5,145.9	5,348.9	5,793.9	*6,173.0*	*6,471.7*	*6,761.6*	*7,032.6*	*7,315.3*	*7,573.4*
Internet Users	Algeria	3,204.6	3,504.8	3,924.9	4,433.5	5,037.2	5,556.1	*6,102.0*	*6,703.7*	*7,345.7*	*8,016.1*	*8,698.7*	*9,386.1*
Internet Users	Uganda	1,128.3	2,510.5	3,214.1	4,248.4	4,574.0	5,339.1	*6,135.2*	*6,837.2*	*7,679.4*	*8,547.1*	*9,438.7*	*10,398.9*
Internet Users	Syria	2,132.2	2,848.4	3,638.5	4,457.3	4,906.0	5,319.2	*5,785.8*	*6,158.6*	*6,577.4*	*7,059.5*	*7,573.5*	*8,118.9*
Internet Users	Ecuador	1,495.8	2,642.7	3,508.3	4,199.1	4,605.1	5,222.7	*5,804.9*	*6,301.2*	*6,741.3*	*7,143.2*	*7,544.2*	*7,912.2*
Internet Users	Hong Kong, China	4,481.8	4,640.9	4,839.1	5,057.4	5,105.7	5,208.5	*5,361.1*	*5,499.6*	*5,621.1*	*5,722.7*	*5,835.5*	*5,950.7*
Internet Users	Denmark	4,631.7	4,655.5	4,786.1	4,910.4	5,004.6	5,189.9	*5,256.9*	*5,326.9*	*5,390.1*	*5,446.2*	*5,498.7*	*5,537.9*
Internet Users	Azerbaijan	1,260.1	1,499.6	2,444.7	4,138.9	4,555.6	5,005.4	*5,519.8*	*6,069.6*	*6,569.0*	*6,911.3*	*7,242.1*	*7,555.7*
Internet Users	Finland	4,262.7	4,434.9	4,393.7	4,649.9	4,803.9	4,915.2	*4,998.4*	*5,071.6*	*5,157.9*	*5,225.1*	*5,282.4*	*5,333.7*
Internet Users	Norway	4,069.3	4,290.5	4,419.2	4,537.1	4,623.6	4,736.6	*4,844.5*	*4,939.7*	*5,031.5*	*5,118.9*	*5,204.4*	*5,285.3*
Internet Users	Dominican Republic	1,683.3	2,012.2	2,715.7	3,117.2	3,879.9	4,582.5	*5,033.4*	*5,502.6*	*5,936.2*	*6,310.9*	*6,664.8*	*6,987.5*
Internet Users	Tunisia	1,756.8	2,860.8	3,581.2	3,912.5	4,204.5	4,506.7	*4,931.9*	*5,255.4*	*5,519.1*	*5,771.8*	*6,017.7*	*6,254.4*
Internet Users	Belarus	1,887.2	2,194.8	2,609.6	3,021.0	3,754.6	4,439.7	*4,789.3*	*5,142.6*	*5,485.8*	*5,818.2*	*6,093.9*	*6,312.5*
Internet Users	Ghana	867.2	986.8	1,288.8	1,892.5	3,502.2	4,339.6	*4,912.5*	*5,558.4*	*6,261.0*	*6,981.7*	*7,563.8*	*8,107.0*
Internet Users	Slovakia	3,319.2	3,549.7	3,767.1	4,081.0	4,017.3	4,323.5	*4,440.0*	*4,543.2*	*4,633.2*	*4,697.9*	*4,776.8*	*4,829.6*
Internet Users	Yemen	1,061.2	1,495.4	2,214.1	2,811.2	3,473.5	4,161.4	*4,683.2*	*5,220.7*	*5,730.6*	*6,227.8*	*6,699.7*	*7,137.7*
Internet Users	Bulgaria	2,561.4	2,997.2	3,373.4	3,438.9	3,764.8	4,040.8	*4,232.2*	*4,390.7*	*4,555.0*	*4,687.8*	*4,804.2*	*4,908.7*
Internet Users	New Zealand	2,949.6	3,074.9	3,439.7	3,625.3	3,800.5	3,996.5	*4,113.2*	*4,228.7*	*4,320.4*	*4,403.8*	*4,479.0*	*4,543.1*
Internet Users	Singapore	3,207.4	3,339.2	3,441.4	3,604.5	3,680.4	3,940.8	*4,078.5*	*4,223.5*	*4,364.5*	*4,484.9*	*4,604.3*	*4,702.5*
Internet Users	Sri Lanka	787.7	1,186.2	1,808.8	2,491.1	3,138.8	3,857.9	*4,318.9*	*4,789.4*	*5,236.5*	*5,667.2*	*6,087.5*	*6,491.4*
Internet Users	Ireland	2,611.2	2,882.4	3,025.4	3,173.2	3,511.2	3,620.4	*3,744.4*	*3,858.8*	*3,976.4*	*4,094.4*	*4,184.8*	*4,272.3*
Internet Users	Angola	566.8	842.5	1,135.6	1,954.9	2,981.9	3,526.4	*4,049.6*	*4,617.1*	*5,234.2*	*5,822.5*	*6,433.1*	*7,057.8*
Internet Users	Bolivia	993.6	1,202.3	1,641.9	2,224.3	3,026.4	3,503.6	*3,894.1*	*4,249.2*	*4,518.1*	*4,827.3*	*5,113.0*	*5,378.7*
Internet Users	Serbia	2,452.3	2,622.1	2,794.6	2,988.4	3,070.0	3,482.3	*3,614.9*	*3,741.5*	*3,861.4*	*3,971.4*	*4,086.4*	*4,197.5*
Internet Users	Kuwait	865.6	1,150.6	1,536.6	2,043.5	2,695.0	3,093.3	*3,404.9*	*3,683.3*	*3,919.3*	*4,100.7*	*4,240.0*	*4,358.2*
Internet Users	Nepal	365.9	454.1	522.9	2,128.9	2,444.1	3,063.2	*3,478.2*	*3,943.2*	*4,467.9*	*4,830.8*	*5,201.0*	*5,601.3*
Internet Users	Cuba	1,321.2	1,461.7	1,617.7	1,793.8	2,619.4	2,890.1	*3,124.7*	*3,344.8*	*3,463.4*	*3,620.2*	*3,755.0*	*3,866.1*
Internet Users	Lebanon	775.8	943.1	1,280.0	1,896.2	2,328.6	2,846.3	*3,183.0*	*3,519.9*	*3,812.6*	*4,009.1*	*4,134.7*	*4,196.6*
Internet Users	Croatia	1,840.4	1,962.7	2,243.3	2,502.8	2,631.4	2,772.7	*2,899.2*	*3,027.1*	*3,134.3*	*3,220.3*	*3,299.7*	*3,370.2*
Internet Users	Jordan	1,133.5	1,345.3	1,566.7	1,682.9	2,209.2	2,647.5	*2,888.1*	*3,133.0*	*3,384.4*	*3,660.0*	*3,898.3*	*4,106.7*
Internet Users	Senegal	916.7	1,297.3	1,825.1	2,072.1	2,332.9	2,635.9	*3,006.7*	*3,374.5*	*3,706.1*	*4,053.4*	*4,417.2*	*4,770.4*
Internet Users	Bosnia-Herzegovina	1,073.2	1,332.3	1,450.7	1,998.9	2,305.9	2,509.5	*2,702.7*	*2,830.0*	*2,923.6*	*2,996.4*	*3,046.7*	*3,104.0*
Internet Users	Guatemala	972.2	1,132.8	1,301.0	1,505.9	1,808.9	2,413.3	*2,740.6*	*3,103.5*	*3,483.9*	*3,801.2*	*4,116.2*	*4,455.6*
Internet Users	Zimbabwe	1,382.3	1,457.4	1,464.2	1,503.9	2,097.3	2,345.6	*2,611.4*	*2,920.0*	*3,205.5*	*3,496.3*	*3,792.4*	*4,081.7*
Internet Users	Iraq	267.3	294.3	319.7	774.1	1,591.9	2,327.2	*2,689.0*	*3,107.9*	*3,591.6*	*4,078.6*	*4,509.1*	*4,888.8*
Internet Users	Costa Rica	1,267.6	1,463.6	1,579.7	1,704.4	1,995.5	2,282.6	*2,444.6*	*2,601.2*	*2,763.3*	*2,930.5*	*3,078.5*	*3,205.0*
Internet Users	Georgia	363.0	438.6	880.2	1,193.4	1,634.0	2,046.6	*2,251.4*	*2,436.9*	*2,619.0*	*2,750.2*	*2,863.7*	*2,959.6*
Internet Users	Lithuania	1,616.5	1,768.5	1,898.2	1,948.7	1,985.7	2,045.3	*2,106.8*	*2,155.8*	*2,194.3*	*2,230.3*	*2,261.3*	*2,286.7*
Internet Users	Oman	428.6	518.7	713.7	1,004.2	1,451.9	1,988.4	*2,336.8*	*2,700.1*	*3,033.6*	*3,306.6*	*3,501.9*	*3,624.3*
Internet Users	Puerto Rico	1,041.6	1,416.8	1,543.3	1,680.5	1,776.7	1,899.3	*2,017.8*	*2,101.4*	*2,179.5*	*2,249.8*	*2,316.9*	*2,376.6*
Internet Users	Zambia	589.7	691.3	809.3	1,321.7	1,567.9	1,895.7	*2,273.5*	*2,605.5*	*2,966.9*	*3,339.7*	*3,710.7*	*4,095.4*
Internet Users	Uruguay	1,134.1	1,315.0	1,403.4	1,563.1	1,737.3	1,869.2	*1,976.2*	*2,073.0*	*2,171.4*	*2,258.4*	*2,339.8*	*2,416.8*
Internet Users	Paraguay	686.6	889.9	1,199.7	1,279.0	1,571.0	1,810.7	*1,965.4*	*2,138.4*	*2,311.1*	*2,463.9*	*2,616.1*	*2,762.2*
Internet Users	Albania	476.1	753.2	1,298.3	1,417.6	1,545.4	1,728.3	*1,843.9*	*1,958.0*	*2,067.3*	*2,156.3*	*2,237.9*	*2,311.0*
Internet Users	Panama	778.2	1,201.8	1,413.1	1,474.9	1,597.1	1,718.6	*1,870.5*	*1,980.7*	*2,097.7*	*2,213.5*	*2,318.7*	*2,422.4*
Internet Users	Qatar	450.8	641.7	870.1	1,399.5	1,562.3	1,656.3	*1,742.8*	*1,815.4*	*1,885.3*	*1,932.7*	*1,977.8*	*2,021.4*
Internet Users	Afghanistan	500.6	497.4	983.6	1,135.9	1,455.3	1,626.8	*1,899.2*	*2,221.8*	*2,542.6*	*2,926.0*	*3,355.1*	*3,828.2*

Item 1

Internet Users	El Salvador	374.1	620.1	748.8	988.7	1,182.4	1,605.8	1,788.9	1,963.2	2,143.9	2,315.7	2,483.8	2,614.3
Internet Users	Moldova	751.1	850.6	991.1	1,154.1	1,346.3	1,524.2	1,624.3	1,724.6	1,819.8	1,906.0	1,977.9	2,035.4
Internet Users	Latvia	1,294.8	1,370.9	1,427.9	1,441.9	1,487.1	1,508.7	1,527.5	1,542.5	1,555.7	1,571.9	1,584.5	1,594.0
Internet Users	Slovenia	1,140.7	1,175.0	1,300.7	1,432.9	1,414.6	1,438.7	1,481.2	1,525.4	1,559.4	1,596.0	1,630.7	1,662.5
Internet Users	Honduras	674.8	702.9	732.0	845.2	1,236.5	1,438.0	1,608.5	1,860.5	2,066.3	2,273.1	2,491.3	2,698.2
Internet Users	Ethiopia	297.6	371.8	458.1	653.2	983.3	1,360.2	1,667.6	2,042.0	2,498.9	3,029.3	3,613.7	4,253.3
Internet Users	Macedonia	741.2	941.6	1,060.6	1,065.4	1,166.3	1,301.6	1,356.4	1,422.3	1,480.3	1,521.0	1,558.5	1,589.6
Internet Users	Jamaica	571.4	641.7	663.3	758.6	1,032.7	1,287.6	1,409.0	1,535.4	1,651.9	1,736.8	1,813.3	1,878.5
Internet Users	Libya	273.0	528.9	644.1	845.7	854.5	1,222.5	1,363.3	1,488.4	1,618.5	1,742.5	1,870.3	1,998.6
Internet Users	Mozambique	201.8	355.1	626.1	999.4	1,057.0	1,222.1	1,496.9	1,803.0	2,116.1	2,409.6	2,766.4	3,173.7
Internet Users	Kyrgyzstan	720.3	816.0	895.1	981.5	1,080.7	1,189.2	1,290.5	1,393.6	1,502.8	1,617.8	1,736.5	1,857.1
Internet Users	Cameroon	537.7	637.8	736.3	842.8	1,001.5	1,166.5	1,319.3	1,484.3	1,664.9	1,863.0	2,069.6	2,285.4
Internet Users	Armenia	180.0	184.9	454.1	740.9	948.5	1,162.7	1,303.7	1,464.0	1,608.0	1,730.2	1,838.8	1,931.6
Internet Users	Tajikistan	511.8	638.8	750.0	881.0	1,018.3	1,162.1	1,323.0	1,491.2	1,672.1	1,855.3	2,045.6	2,243.2
Internet Users	Haiti	685.0	732.5	791.0	828.3	953.1	1,105.9	1,200.9	1,312.7	1,420.3	1,514.5	1,608.2	1,696.7
Internet Users	Congo, Democratic Republic	211.6	258.8	338.7	447.8	767.2	1,103.8	1,346.5	1,642.0	1,995.7	2,415.2	2,858.8	3,328.4
Internet Users	Bahrain	342.0	573.3	624.6	675.7	920.2	1,059.5	1,094.9	1,123.1	1,152.6	1,183.6	1,206.5	1,226.0
Internet Users	Estonia	867.2	922.6	946.2	965.7	993.2	1,022.4	1,039.4	1,052.2	1,064.4	1,076.5	1,086.5	1,094.0
Internet Users	Rwanda	210.0	460.0	810.8	866.9	780.1	919.4	1,111.9	1,286.0	1,408.2	1,547.8	1,749.6	1,966.9
Internet Users	Nicaragua	218.2	300.4	419.3	582.2	625.9	808.9	902.6	1,006.3	1,128.8	1,231.5	1,336.8	1,442.4
Internet Users	Trinidad and Tobago	423.1	458.1	585.9	644.1	735.9	796.0	839.1	882.8	916.7	947.5	971.0	990.2
Internet Users	Cambodia	67.4	71.1	75.0	181.0	452.8	734.3	949.9	1,201.3	1,445.3	1,676.2	1,911.4	2,140.9
Internet Users	Laos	98.6	217.9	376.1	447.7	586.9	714.3	813.9	933.8	1,047.5	1,156.8	1,269.1	1,378.7
Internet Users	Malawi	132.5	99.0	155.9	339.3	514.7	692.0	789.4	909.1	1,066.5	1,215.1	1,383.9	1,571.9
Internet Users	Cyprus	433.4	455.7	543.2	584.8	644.0	688.7	728.4	770.8	806.3	841.0	872.0	900.9
Internet Users	Burkina Faso	106.8	134.9	170.6	373.0	479.9	613.1	741.7	895.5	1,079.0	1,256.2	1,450.5	1,659.2
Internet Users	Myanmar	110.4	112.6	113.4	129.8	513.0	564.5	678.3	820.0	996.6	1,212.8	1,385.7	1,588.4
Internet Users	Mauritius	246.7	266.8	276.2	348.6	431.6	513.1	564.1	610.5	649.0	678.3	706.1	729.4
Internet Users	Luxembourg	375.9	400.7	434.9	460.2	469.3	481.8	494.9	506.8	516.8	525.6	534.6	543.3
Internet Users	Côte d'Ivoire	323.1	346.9	372.0	398.5	426.6	472.0	516.2	566.0	622.3	686.8	761.6	844.7
Internet Users	Mongolia	277.7	258.0	267.2	276.7	344.3	458.6	494.7	541.7	595.8	658.4	719.7	770.3
Internet Users	Madagascar	125.9	328.8	334.1	358.4	411.9	458.1	548.4	605.8	677.6	762.1	854.6	959.4
Internet Users	Benin	155.9	166.0	207.0	297.7	342.3	381.7	450.1	536.6	636.8	738.6	857.6	1,000.9
Internet Users	Turkmenistan	68.3	86.1	97.1	151.3	255.3	372.0	425.2	484.5	552.1	622.1	686.1	755.9
Internet Users	Macau	233.4	249.9	281.7	295.1	328.9	357.9	378.9	397.5	413.3	426.6	440.4	453.0
Internet Users	Montenegro	191.6	204.6	218.1	232.8	248.0	352.1	381.6	397.9	414.3	420.9	431.8	441.1
Internet Users	Mali	103.1	206.3	244.1	265.7	288.3	322.2	385.9	436.7	491.3	555.9	632.9	722.6
Internet Users	Iceland	276.3	281.5	291.8	297.0	306.0	312.8	318.2	323.6	328.5	333.5	338.1	342.4
Internet Users	Malta	196.3	210.7	248.9	267.6	295.1	299.4	310.9	320.8	326.8	334.5	341.1	346.9
Internet Users	Fiji	91.0	109.7	144.9	172.1	243.0	295.2	324.6	354.5	376.5	392.8	406.6	421.4
Internet Users	Namibia	100.6	112.5	139.3	252.8	266.1	292.4	343.0	373.1	408.4	446.3	480.0	514.9
Internet Users	Guyana	131.7	141.2	186.7	235.1	253.1	272.9	293.6	315.9	333.9	351.3	367.7	382.5
Internet Users	Bahamas	92.4	109.9	120.1	155.0	238.1	266.9	284.3	301.6	319.4	335.7	346.1	354.9
Internet Users	Togo	128.4	143.7	159.8	189.2	226.5	265.7	299.7	338.1	382.0	429.1	478.3	536.6
Internet Users	Congo-Brazzaville	103.7	166.2	179.8	205.6	236.6	264.9	307.3	343.7	386.2	433.2	484.3	541.5
Internet Users	Chad	90.6	131.3	170.6	199.3	229.5	261.4	311.1	362.9	417.9	480.2	551.6	634.4
Internet Users	Swaziland	46.5	79.0	104.9	131.7	219.8	255.8	292.6	323.0	351.7	378.4	405.8	432.2
Internet Users	Brunei	170.4	178.5	193.3	212.3	227.6	248.5	260.9	274.1	287.0	299.0	310.5	320.6
Internet Users	Niger	55.4	103.2	116.3	131.9	214.6	241.5	298.2	356.8	429.3	519.1	609.7	719.5
Internet Users	Botswana	101.1	120.9	120.0	118.2	158.9	230.4	257.6	286.3	321.2	350.0	379.3	408.9
Internet Users	Gambia	94.9	108.6	124.2	154.6	188.6	223.0	255.6	293.0	335.9	381.6	430.1	480.8
Internet Users	Barbados	178.8	184.6	191.7	196.8	202.2	207.7	212.7	217.7	222.6	227.2	231.8	236.2
Internet Users	Mauritania	47.7	64.0	80.2	144.4	166.6	203.8	245.6	294.1	351.1	405.6	468.6	538.2
Internet Users	Bhutan	40.2	45.3	50.5	97.5	153.2	188.7	217.3	242.2	260.9	282.2	301.2	318.5
Internet Users	Suriname	72.0	108.5	163.1	165.8	169.5	185.4	202.6	216.9	230.7	243.9	255.9	267.3
Internet Users	Cape Verde	40.1	67.9	102.0	146.3	157.0	171.8	191.8	210.9	227.7	240.4	253.3	265.9
Internet Users	Guinea	78.4	94.9	99.6	108.8	145.1	170.6	196.7	225.3	260.9	304.1	348.7	398.6

Item 1

Internet Users	Papua New Guinea	114.6	75.3	107.9	87.8	140.3	165.0	*177.5*	*204.1*	*228.9*	*265.8*	*298.1*	*332.2*
Internet Users	Liberia	19.4	19.5	19.5	91.0	122.4	159.0	*196.3*	*243.7*	*304.0*	*360.8*	*424.4*	*495.2*
Internet Users	New Caledonia	82.7	82.6	82.6	103.5	124.9	146.8	*159.0*	*169.8*	*178.7*	*185.3*	*191.0*	*197.5*
Internet Users	French Polynesia	74.4	89.0	118.4	131.4	132.7	144.8	*155.8*	*166.3*	*173.9*	*180.6*	*188.1*	*194.9*
Internet Users	Gabon	83.5	92.1	101.8	112.5	127.5	140.7	*154.5*	*169.6*	*185.9*	*203.5*	*221.7*	*241.0*
Internet Users	Somalia	100.0	104.4	108.9	115.6	123.8	140.4	*150.9*	*163.0*	*177.1*	*193.0*	*210.9*	*229.0*
Internet Users	Central African Republic	15.4	41.9	76.8	87.0	97.6	135.8	*167.6*	*200.7*	*233.0*	*271.1*	*316.4*	*363.3*
Internet Users	Maldives	50.2	72.8	79.3	86.4	112.9	131.8	*145.2*	*157.3*	*170.2*	*183.8*	*195.4*	*205.8*
Internet Users	Burundi	58.3	69.9	80.3	92.3	105.9	120.2	*138.8*	*159.5*	*183.3*	*210.8*	*242.5*	*279.4*
Internet Users	Equatorial Guinea	10.0	12.0	14.4	41.8	82.3	102.7	*120.5*	*136.7*	*148.5*	*164.0*	*178.7*	*193.0*
Internet Users	Guam	73.1	76.7	80.3	86.2	92.8	100.2	*105.2*	*110.3*	*115.4*	*120.3*	*124.7*	*128.7*
Internet Users	Lesotho	67.4	70.6	74.0	77.5	85.7	94.2	*100.9*	*108.5*	*117.1*	*126.8*	*136.9*	*147.3*
Internet Users	St Lucia	47.5	55.3	63.1	76.8	80.7	88.0	*93.9*	*99.6*	*105.1*	*109.4*	*113.8*	*117.8*
Internet Users	Belize	31.1	33.2	35.3	43.2	59.1	81.0	*89.5*	*99.1*	*109.9*	*121.1*	*131.6*	*140.2*
Internet Users	Sierra Leone	13.0	13.8	14.7	33.4	52.8	77.7	*94.7*	*115.9*	*142.4*	*170.8*	*201.4*	*233.4*
Internet Users	Aruba	31.3	52.7	58.8	63.0	70.3	75.8	*80.6*	*83.7*	*86.5*	*89.0*	*91.0*	*92.7*
Internet Users	Antigua	59.1	64.0	64.0	69.8	72.3	74.6	*77.0*	*79.0*	*81.4*	*83.2*	*85.0*	*86.7*
Internet Users	French Guiana	50.0	54.0	58.0	62.4	67.3	72.7	*77.5*	*82.4*	*87.5*	*92.8*	*98.0*	*103.3*
Internet Users	Djibouti	12.9	18.3	32.9	54.2	59.3	71.1	*83.8*	*98.1*	*112.2*	*124.8*	*139.0*	*153.6*
Internet Users	Andorra	57.6	56.0	61.8	63.1	63.1	67.7	*69.7*	*72.0*	*73.6*	*75.0*	*76.4*	*77.4*
Internet Users	Bermuda	48.0	53.2	54.0	54.7	57.5	59.5	*60.7*	*61.4*	*62.1*	*62.8*	*63.4*	*63.8*
Internet Users	St Vincent and the Grenadines	17.4	22.9	33.9	42.1	47.0	52.0	*56.8*	*60.6*	*64.0*	*67.1*	*69.8*	*72.2*
Internet Users	Eritrea	24.3	28.1	32.0	36.2	41.5	49.0	*56.1*	*64.2*	*73.2*	*83.6*	*95.4*	*108.3*
Internet Users	Guinea-Bissau	32.7	35.7	35.7	38.9	43.4	48.1	*52.6*	*57.5*	*63.8*	*71.0*	*79.0*	*88.0*
Internet Users	Grenada	23.1	24.1	25.1	35.0	40.1	44.4	*47.5*	*50.9*	*54.7*	*57.5*	*60.1*	*62.3*
Internet Users	Seychelles	34.2	36.4	36.9	37.4	39.6	43.5	*45.3*	*47.6*	*49.9*	*51.7*	*53.6*	*55.3*
Internet Users	US Virgin Islands	29.3	29.2	29.2	33.2	37.9	43.2	*46.2*	*48.9*	*51.2*	*52.9*	*54.3*	*55.4*
Internet Users	Comoros	15.8	19.5	23.3	34.8	38.5	42.9	*49.5*	*56.9*	*65.1*	*72.4*	*80.6*	*89.7*
Internet Users	Cayman Islands	26.8	32.3	35.0	36.6	39.3	42.7	*44.9*	*46.6*	*48.2*	*49.8*	*51.3*	*52.5*
Internet Users	St Kitts	26.2	30.7	35.7	39.8	41.1	42.5	*44.5*	*46.2*	*47.5*	*48.6*	*49.6*	*50.5*
Internet Users	Sao Tomé e Príncipe	23.8	26.0	28.4	33.4	36.9	40.6	*44.6*	*49.0*	*54.0*	*58.9*	*64.1*	*69.7*
Internet Users	Dominica	28.5	29.2	29.8	33.8	36.6	39.6	*41.2*	*43.1*	*45.0*	*46.7*	*48.2*	*49.6*
Internet Users	Solomon Islands	9.8	15.1	20.6	26.3	32.3	38.5	*45.4*	*52.8*	*60.6*	*68.8*	*77.6*	*86.9*
Internet Users	Tonga	7.3	8.3	10.4	16.7	26.1	36.6	*41.6*	*46.3*	*50.3*	*53.6*	*56.6*	*59.2*
Internet Users	Monaco	22.5	24.0	25.5	27.6	29.9	32.7	*33.6*	*34.5*	*35.3*	*36.1*	*36.8*	*37.3*
Internet Users	Liechtenstein	22.9	24.7	26.7	28.7	30.7	32.6	*33.6*	*34.4*	*35.2*	*35.9*	*36.5*	*37.0*
Internet Users	Vanuatu	15.0	16.4	17.3	18.9	22.2	26.2	*28.9*	*31.9*	*35.4*	*39.4*	*43.5*	*47.6*
Internet Users	Samoa	8.7	9.2	11.1	13.0	20.6	24.4	*26.8*	*29.4*	*32.1*	*35.0*	*37.8*	*40.6*
Internet Users	Gibraltar	15.1	17.0	19.0	19.0	19.0	19.0	*19.6*	*20.0*	*20.1*	*20.5*	*20.8*	*21.0*
Internet Users	Kiribati	5.6	6.6	8.6	8.9	9.9	10.8	*12.1*	*13.4*	*14.5*	*15.8*	*17.1*	*18.6*
Internet Users	Tuvalu	1.0	1.5	2.0	2.5	3.0	3.5	*3.8*	*4.1*	*4.4*	*4.7*	*5.0*	*5.2*
Internet Users	Nauru	0.5	0.5	0.6	0.6	0.7	0.7	*0.7*	*0.8*	*0.9*	*0.9*	*1.0*	*1.1*

Research Sources:
Internet Users: Euromonitor International from International Telecommunications Union/OECD/national statistics

Date Exported (GMT): 04/12/2013 09:49:28
© Euromonitor International

Item 2, Item 4

中国互联网络发展状况统计报告

（2014 年 1 月）

China Internet Network Development Statistical Report
(January 2014)

CNNIC

中国互联网络信息中心

China Internet Network Information Center

Item 2, Item 4

Chapter 2 Size of Internet Users and Structure Characteristics

中国互联网络信息中心 CNNIC

第二章网民规模与结构特征

一、网民规模

As of December 2013, China had 618 million internet users, representing an increase of 53.58 million over the year of 2013, and the internet penetration rate in China was 45.8%, representing an increase of 3.7% compared with that as of December 31, 2012.

（一）总体网民规模

截至 2013 年 12 月，我国网民规模达 6.18 亿，全年共计新增网民 5358 万人。互联网普及率为 45.8%，较 2012 年底提升 3.7 个百分点，整体网民规模增速保持放缓的态势。

中国网民规模和互联网普及率
Size of Internet Users and Internet Penetration Rate in China
10 thousand people
万人
75000
50000
25000
0
11100
13700
21000
29800
38400
45730
51310
56400
61758
8.5%
10.5%
16.0%
22.6%
28.9%
34.3%
38.3%
42.1%
45.8%
2005
2006
2007
2008
2009
2010
2011
2012
2013
Number of Internet Users
网民数
互联网普及率
Internet Penetration Rate
来源：CNNIC 中国互联网络发展状况统计调查
2013.12
Source: CNNIC China Internet Network Development Statistics Survey

1 中国网民规模与互联网普及率

近来年，中国网民规模增长主要源于以下四个方面因素：第一，中国政府在信息化领域制定了一系列政策方针并持续加强基础网络设施建设，为互联网接入提供较好的网络基础条件；第二，运营商和各大厂商积极推动互联网应用发展，加快网络应用对社会生活的渗透，如打车、支付等应用与线下结合紧密，吸引更多人使用互联网；第三，传统媒体和新媒体的联动加强，提升整体社会对互联网的认知，促使更多人使用互联网；第四，网络应用的社交性和即时沟通的便捷性，在增加网民使用黏性的同时加大了网民对非网民同伴的连带影响，促进非网民向网民转化。这一系列因素共同推动互联网用户规模的增长，尤其推动了手机网民规模的持续增加。2013 年中国新增网民中使用手机上网的比例高达 73. 3%，高于其他设备的使用比例，这意味着手机依然是中国网民增长的主要驱动力。

第 33 次中国互联网络发展状况统计报告 15

Item 3

Passport

Historic/Forecast | '000

Categories	Geographies	2008	2009	2010	2011	2012	2013	2014	2015
Internet Users	World	1,555,986.4	1,747,996.6	2,021,420.3	2,259,509.2	2,491,887.4	*2,676,435.2*	*2,857,008.1*	*3,030,705.2*
Internet Users	China	298,611.5	383,797.8	457,733.5	513,568.5	569,930.6	*626,177.6*	*677,442.5*	*720,850.5*
Internet Users	Japan	96,575.3	99,864.6	100,153.7	101,030.7	100,847.0	*102,429.5*	*103,910.2*	*104,720.6*
Internet Users	USA	225,029.5	217,807.8	228,918.8	242,630.2	254,415.2	*258,996.0*	*264,448.3*	*271,803.3*
Internet Subscribers	China	95,214.0	111,522.0	130,996.5	158,891.2	177,362.7	*199,145.0*	*220,642.6*	*239,769.1*
Internet Subscribers	Japan	35,694.8	36,057.0	37,601.9	38,663.0	39,024.4	*39,890.3*	*40,557.8*	*41,091.4*
Internet Subscribers	USA	80,992.6	83,998.0	86,125.0	88,173.4	90,600.4	*93,938.0*	*96,826.8*	*99,623.1*
Population: National Estimates at January 1st	World	6,703,586.5	6,788,886.2	6,872,750.8	6,956,860.2	7,041,900.3	*7,127,270.3*	*7,212,289.6*	*7,296,696.2*
Population: National Estimates at January 1st	China	1,321,290.0	1,328,020.0	1,334,500.0	1,340,910.0	1,347,350.0	*1,354,040.0*	*1,360,547.4*	*1,366,838.0*
Population: National Estimates at January 1st	Japan	128,084.0	128,031.5	128,057.4	127,798.7	127,573.6	*127,342.5*	*127,062.0*	*126,728.5*
Population: National Estimates at January 1st	USA	304,094.0	306,771.5	309,349.7	311,611.5	313,995.2	*316,355.2*	*318,726.3*	*321,105.2*
Internet Penetration	World	23.2 %	25.7 %	29.4 %	32.5 %	35.4 %	37.6 %	39.6 %	41.5 %
Internet Penetration	China	22.6 %	28.9 %	34.3 %	38.3 %	42.3 %	46.2 %	49.8 %	52.7 %
Internet Penetration	Japan	75.4 %	78.0 %	78.2 %	79.1 %	79.1 %	80.4 %	81.8 %	82.6 %
Internet Penetration	USA	74.0 %	71.0 %	74.0 %	77.9 %	81.0 %	81.9 %	83.0 %	84.6 %

Research Sources:

Internet Subscribers: Euromonitor International from International Telecommunications Union/OECD/national statistics

Internet Users: Euromonitor International from International Telecommunications Union/OECD/national statistics

Population: National Estimates at January 1st: Euromonitor International from national statistics/UN

Date Exported (GMT): 04/12/2013 08:39:11

© Euromonitor International

Item 5

Smartphone Connections Forecast

CONTENTS

Forecast last updated July 2013

		Smartphone connections							Total connections						
Continent	Country	2012	2013	2014	2015	2016	2017	2018	2012	2013	2014	2015	2016	2017	2018
Asia-Pacific Developing	China	336,000,000	422,381,578	503,806,231	572,222,763	627,642,135	671,332,555	705,084,950	1,108,955,000	1,230,989,000	1,340,447,000	1,427,033,000	1,496,427,000	1,552,214,000	1,596,855,000

Three-year CAGR of smartphone connections from 2012 to 2015: (572222763/336000000)^[1/(2015-2013)]-1=19.4%

Item 6, Item 8

中国互联网络发展状况统计报告

（2014 年 1 月）

China Internet Network Development Statistical Report (January 2014)

CNNIC

中国互联网络信息中心

China Internet Network Information Center

Item 6, Item 8
Size of mobile internet users and mobile internet users as % of total internet users in China
息中心 CNNIC

上网成为互联网发展的主要动力，不仅推动了中国互联网的普及，更催生出更多新的应用模式，重构了传统行业的业务模式，带来互联网经济规模的迅猛增长。

中国手机网民规模及其占网民比例
10 thousand people
万人
75000
60000
45000
30000
15000
0
100%
80%
60%
40%
20%
0%
5040
11760
23344
30274
35558
41997
50006
24.0%
39.5%
60.8%
66.2%
69.3%
74.5%
81.0%
2007
2008
2009
2010
2011
2012
2013
Size of mobile internet users
手机网民规模
手机网民占整体网民比例
来源：CNNIC 国互联网络发展状况统计调查
2013.12
Source: CNNIC China Internet Network Development Statistics Survey
Mobile internet users as % of total internet users

图 5 手机网民规模

（三）分省网民规模

2013 年，我国各省市网民规模均有一定幅度增长，中国大陆 31 个省、直辖市、自治区中网民数量超过千万规模的省份已达 25 个，网民普及率超过全国平均水平的省份达 13 个，相比 2012 年增加了青海和河北两省，网民普及率分别为 47.8%和 46.5%。

2013 年我国互联网发展地域性差异仍然存在，北京、上海、广东等省市的互联网普及率相对较高，超过 65%，而江西、云南、贵州等省份的互联网普及率则相对较低，均不到 33%。2013 年，江西、云南、贵州、河南等互联网普及率相对较低的省份，互联网网民规模增速最快，而北京、上海、广东等互联网普及率相对较高的省份，互联网网民增速则有所放缓。未来，随着互联网设备的不断普及与宽带网络计划的加大推进，我国互联网发展的地域差异也将进一步减少。

第 33 次中国互联网络发展状况统计报告
19

Item 7

中国互联网络发展状况统计报告

（2013 年 7 月）

China Internet Network Development Statistical Report
(July 2013)

CNNIC

中国互联网络信息中心

China Internet Network Information Center

Item 7

中国互联网络信息中心 CNNIC

网民上网设备
100%
80%
60%
40%
20%
0%
70.6%
69.5%
45.9%
46.9%
74.5%
78.5%
台式电脑
笔记本电脑
手机
2012. 12
2013. 6
来源：CNNIC 中国互联网络发展状况统计调查
2013.6

图 11 网民上网设备

智能手机价格的不断降低和 3G 网络的快速普及使互联网的接入门槛逐渐降低，为网络接入、终端获取受限制的人群和地区，尤其是偏远农村地区居民，提供了使用互联网的可能。手机成为农村网民的主流上网设备，使用率高达 78.9%，远高于对台式电脑和笔记本电脑的使用率，说明手机在满足这些人员基本上网需求的同时，推动了中国互联网的进一步普及。

城乡网民上网设备
100%
80%
60%
40%
20%
0%
73.6%
58.8%
52.4%
32.4%
78.4%
78.9%
台式电脑
笔记本电脑
手机
城镇
乡村
来源：CNNIC 中国互联网络发展状况统计调查
2013.6

图 12 中国城乡网民上网设备

（二）上网时长

2. Web Surfing Hours

2013 年上半年，中国网民人均每周上网时长达到 21.7 个小时，相比 2012 年下半年增加了 1.2 个小时。一方面，WiFi 和 3G 等网络的发展使得网民能够更好利用碎片化时间，可

During the first six months of 2013, the weekly internet use per person of Chinese internet users was as high as 21.7 hours, representing an increase of 1.2 hours compared with that during the second half year of 2013. This is primarily due to the facts that (1) the development of WiFi and the 3G Network made it possible for internet users to use fragmented time more efficiently and (2) both the places providing internet access and the frequency of web surfing increased.

Item 7

CNNIC 中国互联网络信息中心

用的上网场所和上网频率均有所增加。根据 CNNIC 调查[3]，使用 WiFi 网络的移动用户，在各类应用的使用率上均高于非 WiFi 移动用户，这一特点在对数据流量需求较大的应用使用上表现尤其突出；另一方面，网民对互联网应用广度和深度的不断提升，明显增加了网民对互联网的使用黏性和使用时长，比如手机网民逐渐从碎片化的阅读、新闻等相对简单的应用向时长较长、黏性较大的社交、生活服务类应用发展，提升了对互联网的整体使用时长。

中国网民人均周上网时长
小时
24
16
8
0
20.5
21.7
2012. 12
2013. 6
来源：CNNIC 中国互联网络发展状况统计调查
2013.6

图 13 网民平均每周上网时长

2013 年上半年，网民人均每周手机上网时长达 11.8 小时，手机网民对上网依赖性较强。根据 CNNIC 调查[4]，79.9%的手机网民每天至少使用手机上网一次，其中，近六成手机网民每天使用手机上网多次。主要原因：一方面，手机的便捷性使用户可以在碎片化时间随时随地上网，增加了手机的使用频率；另一方面，手机应用软件的丰富性，几乎覆盖了生活的各个方面，便利了手机网民的工作和生活，增加了手机的使用粘度。

During the first six months of 2013, China internet users spent 11.8 hours per week per person via mobile phones and mobile internet users were more addicted to web surfing. According to an investigation by CNNIC, 79.9% of the mobile internet users surf on the web via mobile phone at least once a day. Among those, approximately 60% of the mobile internet users surf on the web via mobile phone more than one time a day. This is primarily due to the facts that (1) the portability of mobile phones make it possible for users to access the internet at any time in any place during fragmented time, which results in an increase of the use of mobile phones and (2) the diversified mobile applications cover almost every aspect of our life and provide convenience to both our work and life, which causes people to rely more on mobile phones.

20 第 32 次中国互联网络发展状况统计报告

Item 9

IRESEARCH
CONSULTING
GROUP

iResearch
艾 瑞 咨 询 集 团

China E-Commerce Industry Annual Report
2012-2013

中国电子商务行业年度监测报告

2012-2013年

本报告于2013- -24由艾瑞咨询集团提供，专供 使用，本集团保留追究对报告侵权行为的权利。 Distribution Prohibited.

iResearch
艾瑞咨询集团
Item 9
2012年中国电子商务市场监测数据

交易规模
交易结构
营收规模
营收结构

2012年中国电子商务市场营收规模突破1800亿，增长率达66.8%

2012年中国电子商务营收达1814.2亿元，年增长率为66.8%。2012年中国中小企业B2B市场营收和在线旅游预订市场营收增速相对平稳，而网购市场营收仍保持较高速度增长。2012年中国电子商务营收增长主要受网购市场驱动。

Size of China E-Commerce Market from 2009 to 2016

A three-year CAGR from 2012 to 2015: (5679.7/1814.2)^[1/(2015-2012)]-1=46.3%

2009-2016年中国电子商务市场营收规模

10000
8000
6000
4000
2000
0
72.0%
101.8%
102.1%
66.8%
51.9%
47.6%
39.6%
34.6%
266.6
537.9
1087.4
1814.2
2756.5
4069.7
5679.7
7645.5
2009
2010
2011
2012
2013e
2014e
2015e
2016e

RMB181.42 billion/6.0537=$30.0 billion
RMB567.97 billion/6.0537=$93.8 billion

2011Q1-2012Q4中国电子商务市场营收规模

800
200
0
114.8%
100.3%
86.3%
107.9%
64.5%
66.2%
67.1%
23.4%
21.9%
21.8%
13.0%
24.0%
-3.6%
23.1%
13.6%
66.3%
204.0
248.4
280.7
335.6
413.0
469.1
578.9
11Q1
11Q2
11Q3
11Q4
12Q1
12Q2
12Q3
12Q4

电子商务市场营收规模（亿元） 增长率（%）
Size of China e-Commerce Market (100 million RMB) Growth Rate

电子商务市场营收规模（亿元） 环比增长率（%） 同比增长率（%）

注释：季度数据未统计团购市场营收规模，年度数据计入团购市场营收规模。
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。

Note: the quarter numbers do not include group purchasing while the year numbers include group purchasing.
Source: companies' consolidated financial reports and interviews with expertise, the calculation model is based on iResearch.

11

本报告于2013- -24由艾瑞咨询集团提供，专供 使用，本集团保留追究对报告侵权行为的权利。

Item 10

IRESEARCH CONSULTING GROUP

iResearch 艾 瑞 咨 询 集 团

China E-Commerce Industry Annual Report 2012-2013

中国电子商务行业年度监测报告

2012-2013年

本报告于2013- -24由艾瑞咨询集团提供，专供 使用，本集团保留追究对报告侵权行为的权利。

iResearch
艾 瑞 咨 询 集 团
Item 10
中国电子商务发展趋势展望

趋势一
趋势二
趋势三
趋势四

趋势三：移动购物市场热度依旧，规模发展大势所趋

艾瑞统计2012年中国移动购物市场交易规模达631.7亿元，占网购整体的4.8%。从季度数据来看，移动购物市场维持高速增长的趋势，2013上半年交易规模已达641.8亿元，占网购整体的8.1%。市场规模与渗透率均超过去年全年水平。

目前，我国移动购物尚处早期发展阶段，随着无线网络覆盖区域的扩大和网速的提升，未来移动购物的渗透率会进一步提升。

2012Q1-2013Q2中国移动购物市场交易规模

600
500
400
300
200
100
0
605.4%
555.5%
462.1%
351.7%
250.3%
181.1%
41.5%
75.4%
34.3%
35.6%
9.8%
40.7%
76.1
133.5
179.2
242.9
266.6
375.2
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1e
2013Q2e
交易规模（亿元）
环比增长率（%）
同比增长率（%）

% Contribution of each of PC Online Purchasing and Mobile Online Purchasing from 2012Q1 to 2013Q2

2012Q1-2013Q2中国网购交易额PC端和移动端占比

100%
80%
60%
40%
20%
0%
2.9%
4.4%
5.6%
5.7%
7.6%
8.6%
97.1%
95.6%
94.4%
94.3%
92.4%
91.4%
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1e
2013Q2e
PC端交易额占比（%）
移动端交易额占比（%）

% contribution of PC online purchasing

% contribution of mobile online purchasing

注释：2012年网购整体交易规模为13030.3亿元，移动购物交易规模为631.7亿元；
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。

Note: the total size of online purchasing in 2012 was RMB1303.03 billion, the size of mobile purchasing in 2012 was RMB63.17 billion;
Source: companies' consolidated financial report and interviews with expertise, the calculation is based on iResearch

Item 11

ZenithOptimedia
The ROI Agency

Executive summary: Advertising Expenditure Forecasts September 2013

ZenithOptimedia predicts global ad expenditure will grow 3.5% in 2013, reaching US$503bn by the end of the year. This is the same as the growth rate we forecast back in June, marking the first time that we have not downgraded our 2013 forecast since June 2012. We see this as a promising sign of stability in the global ad market.

Growth of advertising expenditure and GDP 2012-2015

+4.7
+3.5
+5.6
+3.5
+6.7
+5.1
+7.0
+5.9
GDP
Adspend
2012
2013
2014
2015

Source: ZenithOptimedia/IMF

We expect stronger growth over the next two years – of 5.1% in 2014 and 5.9% in 2015 – mainly because Europe, which is currently acting as a brake on global ad growth, will become healthier over the next couple of years. The Eurozone came out of its 18-month recession in Q2 2013, and its economic recovery is expected to gather pace gradually over the next couple of years. The Eurozone ad market should follow the same track. Eurozone adspend shrank 5.2% in 2012; we forecast a smaller 4.3% decline in 2013, followed by marginal 0.7% growth in 2014 and 1.9% growth in 2015.

Despite these prospects for recovery, a steeper-than-expected decline in Eurozone adspend in the first half has weighed down our forecast for adspend growth in Mature Markets* this year, which we have reduced to 1.4% from 1.7% in June.

There has been no sign of a concerted advertising slowdown in Rising Markets*, despite concerns over their short-term economic prospects. Economic growth has slowed in the BRICs (Brazil, Russia, India and China), among other Rising Markets, as demand for their exports has weakened and international investors have begun to turn their attention to Mature Markets. However, Rising Markets still have young populations with improving education, infrastructure, productivity and adoption of technology. Their contribution to the world economy will continue to grow for decades to come. Advertisers have not been put off by the recent problems and are investing for the long term. We have actually increased our forecasts for adspend growth in Rising Markets this year to 7.6%, up from the 7.0% we forecast in June.

Zenith Optimedia Group Limited
Registered in England number 4244479
Registered office Pembroke Building Kensington Village Avonmore Road London W14 8DG
VAT number GB 707283633

24 Percy Street London W1T 2BS
T +44 (0)20 7961 1000
F +44(0)20 7961 1113
www.zenithoptimedia.com

Item 11

ZenithOptimedia
The ROI Agency

Top ten contributors to adspend growth 2012-2015 (US$m)

USA
21,030
China
12,988
Argentina
4,802
Indonesia
4,785
Russia
3,411
Japan
3,274
Brazil
2,833
South Korea
2,179
India
1,884
UK
1,807

Source: ZenithOptimedia

In 2012 France was the eighth-largest ad market in the world, while Russia was eleventh. By 2015 we expect France to drop down to eleventh, while South Korea jumps from tenth to eighth and Russia moves up from eleventh to tenth.

Top ten ad markets

US$ million, current prices. *Currency conversion at 2012 average rates.*

	2012	Adspend		2015	Adspend
1	USA	161,241	1	USA	182,272
2	Japan	51,742	2	Japan	55,016
3	China	37,202	3	China	50,190
4	Germany	23,433	4	Germany	23,727
5	UK	19,375	5	UK	21,182
6	Brazil	15,298	6	Brazil	18,131
7	Australia	12,813	7	Australia	13,715
8	France	12,490	8	South Korea	12,917
9	Canada	11,454	9	Canada	12,838
10	South Korea	10,738	10	Russia	12,617

Source: ZenithOptimedia

Global advertising expenditure by medium

The internet is still the fastest growing medium by some distance. It grew 16.4% over the course of 2012, and we forecast an average of 16% annual growth for 2013 to 2015.

Display is the fastest-growing sub-category, with 20% annual growth, thanks partly to the rapid rise of online video and social media advertising, which are growing at 25% and 33% a year respectively. Measurement agencies are investing in research that should measure consumers' exposure to traditional display ads more accurately, and track their exposure to video ads across desktop computers, tablets and television screens. Some broadcasters are starting to trade packages that include both online video and television spots. Advertisers are now recognising the value of social media for brand building and purchase consideration purposes.

Zenith Optimedia Group Limited
Registered in England number 4244479
Registered office Pembroke Building Kensington Village Avonmore Road London W14 8DG
VAT number GB 707283633

24 Percy Street London W1T 2BS
T +44 (0)20 7961 1000
F +44(0)20 7961 1113
www.zenithoptimedia.com

Item 11

Country	Subject Descriptor	Units	Scale	2011	2012	2013	2014	2015	2016	2017	2018	Estimates Start After
China	Gross domestic product, current prices	National currency	Billions	47,310.41	51,894.20	57,187.93	62,912.94	69,171.77	75,936.91	83,469.25	91,630.93	2012
China	Gross domestic product, current prices	U.S. dollars	Billions	7,321.99	8,221.02	8,939.33	9,761.20	10,641.32	11,584.53	12,633.41	13,760.44	2012
United States	Gross domestic product, current prices	National currency	Billions	15,533.83	16,244.58	16,724.27	17,437.86	18,390.90	19,424.98	20,493.08	21,556.05	2012
United States	Gross domestic product, current prices	U.S. dollars	Billions	15,533.83	16,244.58	16,724.27	17,437.86	18,390.90	19,424.98	20,493.08	21,556.05	2012

International Monetary Fund, World Economic Outlook Database, October 2013

The Chinese advertising market size as % of total GDP in 2012: 37202/8221020=0.5%

The U.S. advertising market size as % of total GDP in 2012: 161241/16244580=1.0%

Item 12, Item 13

China

Advertising Expenditure in local currency at current prices (Rmb million)

	Total	Newspapers	Magazines	TV	Radio	Cinema	Outdoor	Internet
'01	42,911	15,771	1,186	17,937	1,886	78	5,613	440
'02	51,463	18,848	1,520	23,103	2,190	105	5,087	610
'03	64,818	24,301	2,438	25,504	2,557	123	8,585	1,310
'04	72,406	23,073	2,034	29,154	3,293	142	12,369	2,340
'05	84,321	25,605	2,487	35,529	3,886	154	12,590	4,070
'06	101,389	31,259	2,410	40,402	5,719	171	14,377	7,050
'07	115,645	32,220	2,646	42,495	6,282	198	19,584	12,220
'08	129,554	34,267	3,102	50,150	6,834	238	17,963	17,000
'09	141,117	37,046	3,038	53,619	7,187	266	19,221	20,740
'10	176,852	38,151	3,223	67,983	7,717	293	27,363	32,122
'11	208,697	46,945	5,209	89,792	9,095	342	27,641	29,673
'12	231,480	43,651	5,649	95,726	10,075	438	32,381	43,560
'13	254,915	41,206	5,875	100,034	10,921	529	37,239	59,111
'14	281,650	39,846	6,099	104,100	11,817	619	42,266	76,903
'15	312,297	38,531	6,312	108,007	12,738	711	47,253	98,744

Advertising Expenditure in US$ million at current prices. All years based on US$1 = Rmb6.22

	Total	Newspapers	Magazines	TV	Radio	Cinema	Outdoor	Internet
'01	6,896	2,535	191	2,883	303	13	902	71
'02	8,271	3,029	244	3,713	352	17	818	98
'03	10,417	3,905	392	4,099	[illegible]	[illegible]	1,380	211
'04	11,637	3,708	327	4,685	[illegible]	[illegible]	[illegible]	376
'05	13,551	4,115	400	5,710	625	25	2,023	654
'06	16,294	5,024	387	6,493	[illegible]	[illegible]	2,311	1,133
'07	18,586	5,178	425	6,829	[illegible]	[illegible]	[illegible]	1,964
'08	20,821	5,507	499	8,060	1,098	38	2,887	2,732
'09	22,679	5,954	488	8,617	[illegible]	[illegible]	3,089	3,333
'10	28,422	6,131	518	10,926	[illegible]	[illegible]	[illegible]	5,162
'11	33,540	7,545	837	14,431	[illegible]	[illegible]	4,442	4,769
'12	37,202	7,015	908	15,384	[illegible]	[illegible]	[illegible]	7,001
'13	40,968	6,622	944	16,077	1,755	85	5,985	9,500
'14	45,265	6,404	980	16,730	[illegible]	[illegible]	[illegible]	12,359
'15	50,190	6,192	1,014	17,358	[illegible]	[illegible]	7,594	15,869

2008 online as % of total Advertising and Marketing Spending = 2.7/20.8=13.1%

2012 online as % of total Advertising and Marketing Spending = 7.0/37.2=18.8%

2013 online as % of total Advertising and Marketing Spending = 9.5/41=23.2%

2014 online as % of total Advertising and Marketing Spending = 12.4/45.3=27.3%

2015 online as 5 of total Advertising and Marketing Spending = 15.9/50.2=31.6%

Advertising Expenditure in local currency at current prices (Rmb million)

	Internet							
	Total	Total desktop	Total mobile	Traditional display	Online video	Search (search engines)	[illegible]	[illegible]
'09	20,740	20,656	84	10,868	664	5,890	[illegible]	[illegible]
'10	32,122	31,958	164	16,029	1,285	9,637	[illegible]	[illegible]
'11	29,673	29,391	282	12,166	1,573	9,644	3,768	2,522
'12	43,560	42,600	960	15,812	3,354	14,505	6,186	3,703
'13	59,111	57,208	1,903	18,975	5,320	21,989	8,453	4,374
'14	76,903	73,466	3,438	22,302	6,537	31,300	11,151	5,614
'15	98,744	92,896	5,848	25,871	7,801	44,336	14,120	6,616

CAGR of online marketing from 2012 to 2015: (15.869/7.001)^[1/(2015-2012)]-1=31.4%

China advertising market three-years CAGR from 2012 to 2015: (20190/37202)^[1/(2015-2012)]-1=10.5%

50 Advertising Expenditure Forecasts September 2013

Item 14

IRESEARCH CONSULTING GROUP

iResearch 艾瑞咨询集团

China E-Commerce Industry Annual Report 2012-2013

中国网络广告行业年度监测报告

2012-2013年

本报告于2013-6-24由艾瑞咨询集团提供，专供ISI使用，本集团保留追究对报告侵权行为的权利。

Item 14

2012年中国网络广告发展情况

Vertical Search 2012-2015E CAGR: (28.9%*1734.2-21.3% *753.1)^[1/ (2015-2013)]-1=46.2%

Video 2012-2015E CAGR: (7.0%*1734.2-5.7%*753.1)^[1/ (2015-2013)]-1=41.4%

Keyword Search 2012-2015E CAGR: (27.8%*1734.2-28.5% *753.1)^[1/ (2015-2013)]-1=31.0%

Rich Media 2012-2015E CAGR: (3.8%*1734.2-4.6%*753.1)^[1/ (2015-2013)]-1=23.9%

Banner 2012-2015E CAGR: (22.5%*1734.2-30.2% *753.1)^[1/ (2015-2013)]-1=19.7%

中国互联网广告规模达到新量级，增速平稳，趋于成熟

2012年中国互联网广告市场规模为753.1亿元，较2011年增长46.8%，达到一个新的量级。除去2009年受金融危机影响外，近年来基本保持较高增速。2010年市场规模强势反弹，市场增长率基本保持在50%以上，仍处于高速发展期；2012年整体增速略有放缓，但增势依然迅猛。

在目前市场预期下，2013年市场量级或将超过千亿级别，2015年市场规模或超两千亿元，未来三年互联网广告产业会进入到一个30%年增长的水平，并在更长的一段时期里进入保持成熟发展。

2006-2016中国互联网广告市场规模及预测

2006-2016 China Internet Advertising Market Model and Forecast

4000
3000
2000
1000
0
48.4%
74.6%
60.4%
24.0%
54.4%
57.6%
46.8%
36.0%
34.0%
26.4%
19.2%
60.7
106.0
170.0
210.8
325.5
512.9
753.1
1023.9
1371.6
1734.2
2067.5
2006
2007
2008
2009
2010
2011
2012
2013e
2014e
2015e
2016e
Internet Advertising Market Size (100 million RMB)
网络广告市场规模（亿元）
增长率（%）
Growth Rate (%)

注释：1. 互联网广告市场规模按照媒体收入作为统计依据，不包括渠道代理商收入；2. 此统计数据包含搜索联盟的联盟广告收入，也包含搜索联盟向其他媒体网站的广告分成。
来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

iResearch 艾瑞咨询集团

29

本报告于2013-6-24由艾瑞咨询集团提供，专供ISI使用，本集团保留追究对报告侵权行为的权利。

Vertical Search, Online Video, Keyword Search are the three major driving force
During 2012, three advertising types are banner display, keyword search and vertical search advertisement, which representing 30.2%, 28.5% and 21.3% respectively. However, the market shares of banner display dropped significantly.
Among the different types of advertisement, vertical search, online video and keyword search are the three major driving force.

Item 14

年中国网络
广告发展情况

垂直搜索、视频贴片、搜索关键字为网络广告市场增长的三大驱动力

2012年中国网络广告市场中，三大广告形式分别为图形广告、搜索关键字广告和垂直搜索广告，占比分别为30.2%、28.5%和21.3%，但图形广告市场份额下降明显。

不同广告形式中，垂直搜索、视频贴片、搜索关键字为网络广告市场增长的三大驱动力。

(1) Brand Oriented includes Banner display, online video and rich media;
(2) Performance Based includes keyword search and vertical search;
(3) Other includes text-link advertisement, classified advertisement, email formats advertisement and others.
Therefore,
In 2012,
Brand Oriented=30.2%+5.7%+4.6%=40.5%;
Performance Based=21.3%+28.5%=49.8%;
other=9.7%
In 2013,
Brand Oriented=23.2%+6.6%+3.8%=33.6%;
Performance Based=28.7%+26.3%=55.0%;
other=11.4%
In 2014,
Brand Oriented=22.0%+6.8%+4.0%=32.8%;
Performance Based=28.5%+28.0%=56.5%,
other=10.7%
In 2015,
Brand Oriented=22.5%+7.0%+3.8%=33.3%;
Performance Based=27.8%+28.9%=56.7%;
other=10.0%

2008-2016年中国网络广告市场不同广告形式市场结构趋势及预测

2008-2016 Trends and Forecast of Different Types of Advertisement

100%
80%
60%
40%
20%
0%
4.8%
5.9%
3.5%
26.0%
48.8%
5.2%
6.7%
4.3%
25.4%
46.4%
5.1%
6.8%
7.4%
25.7%
44.6%
6.1%
5.1%
5.3%
12.7%
28.2%
37.4%
4.8%
4.6%
5.7%
21.3%
28.5%
30.2%
6.8%
3.8%
6.6%
26.3%
28.7%
23.2%
6.6%
4.0%
6.8%
28.5%
28.0%
22.0%
6.4%
3.8%
7.0%
28.9%
27.8%
22.5%
6.1%
3.7%
7.2%
29.8%
27.9%
21.7%
2008
2009
2010
2011
2012
2013e
2014e
2015e
2016e
图形广告
搜索关键字广告
垂直搜索广告
视频贴片广告
富媒体广告
固定文字广告
分类广告
电子邮件广告
其他形式广告

Banner display; Keyword search advertisement; Vertical search advertisement; Online video; Rich media; Text-link advertisement; Classified advertisement; Email formats advertisement; others

Notes:1. "Keyword search advertisement" is via search engine based on the key words; 2. "Vertical search advertisement" is the advertisement provided by the vertical search websites, such as Taobao, JD and Qunaer.
Source: according to the public annual financial report, interview and the forecast model of iResearch.

注释：1. 关键词广告指通用搜索引擎基于关键词匹配的广告；2. 垂直搜索广告指垂直搜索网站提供的搜索服务广告，如淘宝、京东商城、 去哪儿。
来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

34

本报告于2013-6-24由艾瑞咨询集团提供，专供ISI使用，本集团保留追究对报告侵权行为的权利。

Item 15
Whether the surveyed audience watched 2013 Chinese New Year Gala participated in the interaction during the Gala
The interaction methods of watching the 2013 Chinese New Year Gala on CCTV
收看“央视2013春晚”直播的被访网民在直播时是否针对春晚内容进行互动
收看“央视2013春晚”直播时针对春晚内容有互动的被访网民各种互动方式的使用
使用网民人数比率
% of Internet Users
平均使用频次
Average frequency
未互动，24%
24% of surveyed audience didn't participate in the interaction
互动，76%
76% surveyed audience participated in the interaction
7.3
7.7
10.3
8.5
4.3
6.5
6.8
36%
31%
30%
24%
20%
12%
8%
微博
Microblog
手机短信
Short messaging
即时通讯
Messengers
微信
Wechat
电话
Telephone
BBS、论坛等
BBS/Forum
人人/开心等社交
Social networking services, such as renren.com or kaixin001.com ctr
数据来源：iCTR网络调研
Source: iCTR Internet Research
@CTR洞察中国
weibo.com/chinainsight

Item 16

China

Media, CNY m, net	2005	2006	2007	2008	2009	2010	2011	2012f	2013f
TV	86,940	109,554	127,532	150,492	165,478	178,154	197,162	209,978	221,106
Radio	2,330	3,874	5,050	6,615	7,530	9,755	10,842	11,818	12,172
Newspapers	25,628	27,895	30,344	34,584	37,924	44,337	46,205	44,819	44,819
Magazines	2,408	3,167	4,320	5,475	6,174	7,466	8,787	9,490	10,154
Outdoor (analogue and digital)	15,400	23,052	18,229	25,644	25,531	29,849	32,865	35,626	38,511
Internet	4,070	6,050	10,610	17,000	20,740	32,550	51,290	76,781	103,962
Media total CNY m	**136,776**	**173,593**	**196,085**	**239,810**	**263,377**	**302,110**	**347,151**	**388,511**	**430,725**

YOY% change									
TV	25.1	26.0	16.4	18.0	10.0	7.7	10.7	6.5	5.3
Radio			30.4	31.0	13.8	29.6	11.1	9.0	3.0
Newspapers	4.4	8.8	8.8	14.0	9.7	16.9	4.2	-3.0	0.0
Magazines	26.4	31.6	36.4	26.7	12.8	20.9	17.7	8.0	7.0
Outdoor	31.6	49.7	-20.9	40.7	-0.4	16.9	10.1	8.4	8.1
Internet	73.9	48.6	75.4	60.2	22.0	56.9	57.6	49.7	35.4
Media total YOY% change	**24.4**	**26.9**	**13.0**	**22.3**	**9.8**	**14.7**	**14.9**	**11.9**	**10.9**

% shares of media									
TV	63.6	63.1	65.0	62.8	62.8	59.0	56.8	54.0	51.3
Radio	1.7	2.2	2.6	2.8	2.9	3.2	3.1	3.0	2.8
Newspapers	18.7	16.1	15.5	14.4	14.4	14.7	13.3	11.5	10.4
Magazines	1.8	1.8	2.2	2.3	2.3	2.5	2.5	2.4	2.4
Outdoor	11.3	13.3	9.3	10.7	9.7	9.9	9.5	9.2	8.9
Internet	3.0	3.5	5.4	7.1	7.9	10.8	14.8	19.8	24.1
Media total	**100**	**100**	**100**	**100**	**100**	**100**	**100**	**100**	**100**

Media, USD m, net	2005	2006	2007	2008	2009	2010	2011	2012f	2013f
Exchange rate	*6.2416*	*6.2416*	*6.2416*	*6.2416*	*6.2416*	*6.2416*	*6.2416*	*6.2416*	*6.2416*
TV	13,929	17,552	20,433	24,111	26,512	28,543	31,588	33,642	35,425
Radio		621	809	1,060	1,206	1,563	1,737	1,893	1,950
Newspapers	4,106	4,469	4,862	5,541	6,076	7,103	7,403	7,181	7,181
Magazines	386	507	692	877	989	1,196	1,408	1,520	1,627
Outdoor	2,467	3,693	2,921	4,109	4,090	4,782	5,265	5,708	6,170
Internet	652	969	1,700	2,724	3,323	5,215	8,217	12,302	16,656
Media total USD m	**21,540**	**27,812**	**31,416**	**38,421**	**42,197**	**48,403**	**55,619**	**62,245**	**69,009**

Media and Nominal GDP

Media
Nominal GDP
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2005
2006
2007
2008
2009
2010
2011
2012f
2013f

	2005	2006	2007	2008	2009	2010	2011	2012f	2013f
Media	24.4	26.9	13.0	22.3	9.8	14.7	14.9	11.9	10.9
Nominal GDP	15.7	17.0	22.9	18.1	8.6	17.8	17.4	10.7	10.9

This Year, Next Year
Worldwide media & marketing forecasts
December 2012
29
groupm

Item 16

China

Top advertisers and categories

CNY m	2010	2011	yoy
P&G China Co.Ltd.	48,073	47,636	-1%
L'Oreal Group	16,142	20,549	27%
Unilever China Co.Ltd.	14,069	19,699	40%
Yum Brands Inc.	10,998	11,988	9%
Coca Cola Co.	8,948	10,664	19%
Hangzhou Wahaha Group Ltd.	7,427	9,200	24%
Inner Mongolia Yili Industrial Group Co.Ltd.	6,144	7,056	15%
Tinghsin International Group	6,508	6,942	7%
Nice Group	4,258	6,197	46%
China Mobile Telecom Group Co.	5,733	5,815	1%
Inner Mongolia Mengniu Dairy Group Co.Ltd.	5,743	5,712	-1%
Dali Foodstuff Ltd.	4,304	5,601	30%
Harbin Group Sixth Pharmacy Factory	4,843	5,492	13%
Hayao Group Sanchine Pharmacy Ltd.	5,694	5,479	-4%
Beijing Outsell Health Product Development Co.Ltd.	6,520	5,456	-16%
BJ E Ren E Book Information Technology Co.Ltd.	2,310	5,280	129%
GELANSU SK&F (China) Co.Ltd	4,606	5,177	12%
MCDonalds Group	4,176	4,610	10%
Wrigley Confectionery China Ltd.	3,663	4,545	24%
MIDEA Group	3,703	4,188	13%

CNY m	2010	2011	yoy
Toiletries	135,130	139,056	3%
Business & Services	108,263	124,357	15%
Beverages	79,868	86,358	8%
Foodstuff	78,509	85,649	9%
Pharmaceuticals	78,256	86,726	11%
Leisure	44,567	50,882	14%
Automobiles	36,483	38,948	7%
Alcohol	32,955	39,471	20%
Post & Communication	32,785	37,523	14%
Real Estate & Construction Industry	28,096	35,491	26%

Market Headlines

- 2012 growth forecast reduced from 13.4% to 11.9% reflecting slower macro environment
- The downgrade principally affects online and OOH
- OOH downgrade TV still dominates but 57% share is falling
- In OOH category, Bus LCD and Metro LCD/LED don't increase as much as expected in first half of this year

Categories & advertisers: CTR (TV and print only)
Historic media revenue: TV, print, radio: CTR (excludes free TV inventory); internet: iResearch; analogue OOH: CODC (analogue), Kinetic (digital)
'China' here means the People's Republic of China and does not embrace Hongkong or Macao
Agency commission: out
Discounts from ratecard: after
Newspaper classified: in
Internet classified: in
Production cost: out

This Year, Next Year
Worldwide media & marketing forecasts
December 2012
30
groupm

Item 17

THE CMO SURVEY.ORG

Predicting *the Future of Markets*
Tracking *Marketing Excellence*
Improving *the Value of Marketing*

Highlights and Insights

February 2013

DUKE THE FUQUA SCHOOL OF BUSINESS

AMERICAN MARKETING ASSOCIATION

www.cmosurvey.org

© Christine Moorman

Item 17

Social media metrics: Firms shift toward referral and text measures

THE CMO SURVEY.ORG

Marketplace | Growth | Spending | Performance | Social Media | Jobs | Organization | Leadership

Table 5.2. Social Media Metrics Used by Firms*

Metrics	August 2010	February 2013
Hits/visits/page views	47.6%	40.9%
Repeat visits	34.7%	24.9%
Number of followers or friends	24%	30.5%
Conversion rates (from visitor to buyer)	25.4%	21.1%
Buzz indicators (web mentions)	15.7%	16.2%
Customer acquisition costs	11.8%	10.2%
Sales levels	17.9%	8.7%
Other text analysis ratings	6.6%	8.5%
Online product/service ratings	8.2%	6.0%
Revenue per customer	17.2%	9.2%
Net promoter score	7.5%	9.8%
Customer retention costs	7.7%	3.0%
Abandoned shopping carts	3.8%	2.8%
Profits per customer	9.4%	4.5%

*Red indicates metric use has decreased; green indicates that metric use has increased.

Notable shifts

Metrics shift toward:

- Referral measures (friends and followers, buzz, net promoter score)
- Text analysis measure

Financial metrics decline:

- Sales levels, revenue per customer, profits per customer

© Christine Moorman 39

Item 18, Item 19

China

Advertising Expenditure in local currency at current prices (Rmb million)

	Total	Newspapers	Magazines	TV	Radio	Cinema	Outdoor	Internet
'01	42,911	15,771	1,186	17,937	1,886	78	5,613	440
'02	51,463	18,848	1,520	23,103	2,190	105	5,087	610
'03	64,818	24,301	2,438	25,504	2,557	123	8,585	1,310
'04	72,406	23,073	2,034	29,154	3,293	142	12,369	2,340
'05	84,321	25,605	2,487	35,529	3,886	154	12,590	4,070
'06	101,389	31,259	2,410	40,402	5,719	171	14,377	7,050
'07	115,645	32,220	2,646	42,495	6,282	198	19,584	12,220
'08	129,554	34,267	3,102	50,150	6,834	238	17,963	17,000
'09	141,117	37,046	3,038	53,619	7,187	266	19,221	20,740
'10	176,852	38,151	3,223	67,983	7,717	293	27,363	32,122
'11	208,697	46,945	5,209	89,792	9,095	342	27,641	29,673
'12	231,480	43,651	5,649	95,726	10,075	438	32,381	43,560
'13	254,915	41,206	5,875	100,034	10,921	529	37,239	59,111
'14	281,650	39,846	6,099	104,100	11,817	619	42,266	76,903
'15	312,297	38,531	6,312	108,007	12,738	711	47,253	98,744

Advertising Expenditure in US$ million at current prices. All years based on US$1 = Rmb6.22

	Total	Newspapers	Magazines	TV	Radio	Cinema	Outdoor	Internet
'01	6,896	2,535	191	2,883	303	13	902	71
'02	8,271	3,029	244	3,713	352	17	818	98
'03	10,417	3,905	392	4,099	411	20	1,380	211
'04	11,637	3,708	327	4,685	529	23	1,988	376
'05	13,551	4,115	400	5,710	625	25	2,023	654
'06	16,294	5,024	387	6,493	919	27	2,311	1,133
'07	18,586	5,178	425	6,829	1,010	32	3,147	1,964
'08	20,821	5,507	499	8,060	1,098	38	2,887	2,732
'09	22,679	5,954	488	8,617	1,155	43	3,089	3,333
'10	28,422	6,131	518	10,926	1,240	47	4,398	5,162
'11	33,540	7,545	837	14,431	1,462	55	4,442	4,769
'12	37,202	7,015	908	15,384	1,619	70	5,204	7,001
'13	40,968	6,622	944	16,077	1,755	85	5,985	9,500
'14	45,265	6,404	980	16,730	1,899	99	6,793	12,359
'15	50,190	6,192	1,014	17,358	2,047	114	7,594	15,869

Advertising Expenditure in local currency at current prices (Rmb million)

960/6.22=154.396
960/43560=2.2%

	Internet							
	Total	Total desktop	Total mobile	Traditional display	Online video	Search (search engines)	Search (ecommerce sites)	Classified & other
'09	20,740	20,656	84	10,868	664	5,890	892	2,427
'10	32,122	31,958	164	16,029	1,285	9,637	2,377	2,795
'11	29,673	29,391	282	12,166	1,573	9,644	3,768	2,522
'12	43,560	42,600	960	15,812	3,354	14,505	6,186	3,703
'13	59,111	57,208	1,903	18,975	5,320	21,989	8,453	4,374
'14	76,903	73,466	3,438	22,302	6,537	31,300	11,151	5,614
'15	98,744	92,896	5,848	25,871	7,801	44,336	14,120	6,616

1903/6.22=305.9
1903/59111=3.2%

3438/6.22=552.7
3438/76903=4.5%

5848/6.22=940.2
5848/98744=5.9%

Mobile online Marketing Spending
2012-2015 CAGR:
(5848/960)[1/(2015-2012)]-1=82.6%

50 Advertising Expenditure Forecasts September 2013